NI 43-101 Technical Report

Mineral Resource Estimation

Joanna Gold Project

Rouyn-Noranda, Quebec

Aurizon Mines Ltd.

August 2010 Update

Respectfully submitted to:

Aurizon Mines Ltd.

Effective Date:

August 17, 2010

Prepared by:

André Laferrière, M.Sc. P.Geo

Senior Geologist – SGS Canada Inc. (Geostat)

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page ii

TABLE OF CONTENTS

Table of Contents	ii
List of Tables	iv
List of Figures	iv
1- Executive Summary	6
2- Introduction and Terms of Reference	11
2.1 General	11
2.2 Terms of Reference	11
2.3 Units and Currency	12
2.4 Disclaimer	12
3- Reliance on Other Experts	13
4- Property Description and Location	13
4.1 Location	13
4.2 Property Description, Ownership and Agreements	14
4.3 Royalties Obligations	19
4.4 Permits and Environmental Liabilities	19
5- Accessibility, Climate, Local Resources, Infrastructure and Physiography	19
5.1 Accessibility	19
5.2 Physiography	19
5.3 Climate	20
5.4 Local Resources and Infrastructures	20
6- History	21
7- Geological Setting	23
7.1 Regional Geology	23
7.2 Property Geology	24
8- Deposit Model	25
9- Mineralisation	28
10- Exploration and Drilling	35
11- Sampling Method and Approach	37
12- Sample Preparation, Analysis and Security	38
12.1 Sample Preparation and Analyses	38
12.2 Quality Assurance and Quality Control Procedure	39
12.2.1 Analytical Standards	39
12.2.2 Analytical Blanks	46
12.2.3 Core Duplicates	47
12.2.4 Reject and Pulp Duplicates	49
12.2.5 QA/QC Conclusion	52
12.3 Specific Gravity	53
12.4 Conclusions	53
13- Data Verification	53
14- Adjacent Properties	56
15- Mineral Processing and Metallurgical Testing	56
15.1 Comminution Testwork	57
15.2 Metallurgical Testing	57
15.2.1 Gravity Separation Testwork	57
15.2.2 Flotation Testing (SGS Lakefield)	57
15.2.3 Pilot Plant Testwork (SGS Lakefield)	58
15.2.4 Cyanidation Testwork (HRL Testing)	58
15.2.5 Pilot Plant Testwork (HRL Testing)	58

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15.2.6 Environmental Testwork	59
15.2.7 Equipment Sizing	59
15.3 Test Results	59
16- Mineral Resource and Mineral Reserve Estimates	59
16.1 Introduction	59
16.2 Exploratory Data Analysis	60
16.2.1 Analytical Data	60
16.2.2 Composite Data	61
16.2.3 Specific Gravity	63
16.3 Geological Interpretation	63
16.4 Spatial Analysis	66
16.5 Resource Block Modeling	66
16.6 Grade Interpolation Methodology	67
16.7 Mineral Resource Classification	71
16.8 Mineral Resource Estimation	74
16.9 Sensitivity Analysis	79
16.10 Mineral Resource Estimates for Heva and Alexandria Sectors	80
17- Other Relevant Data and Information	81
17.1 Block Modeling of Arsenic Analytical Data	81
17.2 Hosco Gold Deposit Pre-feasibility Study (December 2009)	86
18- Interpretation and Conclusions	88
19- Recommendations	90
20- References	92
21.1 History	92
21.2 Geological Settings	92
21.3 Deposit Types	92
21.4 Mineralisation	92
21.5 Mineral Resource and Mineral Reserve Estimates	93
21.6 Other Relevant Data and Information	93
21- Signature Page	94
22- Certificate of Qualification	95
Appendix A: List of Claims	97
Appendix B: ALS Chemex Analytical Protocols	104

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LIST OF TABLES
Table 2.1 – List of Abbreviations	12
Table 4.1 - Details of Aurizon’s Interests and Commitments	18
Table 10.1 - Summary of historical drilling, development work and production on Heva and Hosco sectors	36
Table 12.1 – Summary of the Statistical Analysis for the Different Reference Materials	40
Table 12.2 – Summary of Analytical Results for Core Duplicates	49
Table 12.3 - Summary of Analytical Results for Reject Duplicates	50
Table 12.4 - Summary of Analytical Results for Pulp Duplicates	52
Table 12.5 – Summary of 2007 S.G. Measurements on Mineralised Core Samples	53
Table 13.1 - Summary of Analytical Results for Independent Check Samples	55
Table 13.2 – Summary of the Final Drill Hole Database	56
Table 16.1 – Summary Statistics for Au Assay Data from the Hosco Database	60
Table 16.2 – Summary Statistics for the Capped Au Composites	62
Table 16.3 – Resource Block Models Parameters	67
Table 16.4 – Final Updated Mineral Resources of Hosco Deposit	74
Table 16.5 – Final Updated Mineral Resources for Hosco Deposit Breakdown by Sector for Au > 0.5 g/t	75
Table 16.6 – Final Updated Mineral Resources for Hosco Deposit Breakdown by Zone for Au > 0.5 g/t	75
Table 16.7 - Final Updated Mineral Resources for Hosco Deposit Breakdown by 8 m Benches for Au > 0.5 g/t	77
Table 16.8 – Sensitivity Analysis of High Grade Block Model Using 0.5 g/t Au Cut-off Grade	80
Table 16.9 – November 2009 NI 43-101 Mineral Resource Estimate for Heva Sector	81
Table 16.10 – November 2009 NI 43-101 Mineral Resource Estimate for Alexandria Sector	81
Table 17.1 – Summary Statistics for As Analytical Data	82
Table 17.2 – November 2009 NI 43-101 Mineral Resources Used for the Pre-feasibility	87
Table 17.3 – In-pit Mineral Reserves from the Pre-feasibility Study using 0.5 g/t Au cut-off	87
Table 18.1 – Final Updated Mineral Resources for the Hosco Sector	89
Table 18.2 – Final Updated Mineral Resources for the Joanna Property (0.5 g/t Au cut-off)	89

LIST OF FIGURES

Figure 4.1 - General Property Location Map	14
Figure 4.2 – General Claims Location Map	16
Figure 4.3 – Joannes and Bousquet Township Claims Map	17
Figure 7.1 - Surface geology map with the Joanna property boundaries	25
Figure 8.1 – Western Plunge at 15° at Hosco area	26
Figure 8.2 - Alteration minerals distribution across a conceptual profile of the Hosco mineralized zone (from Renou 2009)	27
Figure 8.3 – Geochemical profile in Hosco deposit	28
Figure 9.1 - Sulphides minerals distribution across a conceptual profile of the Hosco mineralized zone (from Renou 2009)	29
Figure 9.2 - Mineralisation in North Zone (hole JA-08-200 – section 8650 mE)	30
Figure 9.3 - Mineralisation in South Zone 1 (hole JA-08-200 – section 8650 mE)	30
Figure 9.4 - Mineralisation in South Zone 2 (hole JA-08-200 – section 8650mE)	31
Figure 9.5 – Visible gold in South Zone 3 (hole JA-07-72 – section 8975 mE)

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Figure 9.6 – Mineralisation in South Zone 4 (hole JA-08-270 – section 9150 mE)	32
Figure 9.7 - Mineralised Zones at Hosco on Section 8400 mE	33
Figure 9.8 – Mineralised Zones at Hosco on Section 8650 mE	34
Figure 9.9 – Mineralised Zones at Hosco on Surface	35
Figure 10.1 – Plan view of historical and Aurizon drill holes in the Hosco sector	37
Figure 12.1 – Variation of Reported Values with Time for Analytical Standard OREAS 10Pb	42
Figure 12.2 – Variation of Reported Values with Time for Analytical Standard OREAS 15Pa	42
Figure 12.3 – Variation of Reported Values with Time for Analytical Standard OREAS 7Pb	43
Figure 12.4 – Variation of Reported Values with Time for Analytical Standard OREAS 61Pa	43
Figure 12.5 – Variation of Reported Values with Time for Analytical Standard OREAS 61Pb	44
Figure 12.6 – Variation of Reported Values with Time for Analytical Standard OREAS 62Pa	44
Figure 12.7 – Variation of Reported Values with Time for Analytical Standard OREAS 62Pb	45
Figure 12.8 – Variation of Reported Values with Time for Analytical Standard JA-1	45
Figure 12.9 – Variation of Reported Values with Time for Analytical Standard JA-2	46
Figure 12.10 – Plot of Analytical Results for Blank Reference Material over Time	47
Figure 12.11 – Correlation Plot of Analytical Results for Core Duplicates	48
Figure 12.12 – Correlation Plot of Analytical Results for Reject Duplicates	50
Figure 12.13 – Correlation Plot of Analytical Results for Pulp Duplicates	51
Figure 13.1 – Correlation Plot for Independent Check Samples	54
Figure 16.1 – Histogram of the Au Analytical Data from the Hosco Database	61
Figure 16.2 – Histograms of the High Grade and Low Grade Au Composites	62
Figure 16.3 – Cumulative Frequency Plot of the High Grade Au Composites	63
Figure 16.4 – Sections Showing Mineralised Intervals and High Grade Au Solids	64
Figure 16.5 – Level Views Showing Mineralised Intervals and High Grade Au Solids	65
Figure 16.6 – Correlograms of the 2 m Capped High Grade Au Composite Data	66
Figure 16.7 – Different Search Ellipsoids Used for the Interpolation Process	68
Figure 16.8 – Sections Showing Au Block Models Interpolation Results	69
Figure 16.9 – Level Views Showing Au Block Models Interpolation Results	70
Figure 16.10 – Sections Showing Final Resource Classification	72
Figure 16.11 – Plan Level Views Showing Final Resource Classification	73
Figure 16.12 – Final Updated Mineral Resources for Hosco Deposit Breakdown by 8 m Benches for Au > 0.5 g/t	76
Figure 17.1 – Histograms of 2 m As Composites	82
Figure 17.2 – Correlation Chart between As and Au for 2 m Composite Data	83
Figure 17.3 – Correlograms of the 2 m As Composite Data	84
Figure 17.4 – Sections Showing As Block Model Interpolation Results	85
Figure 17.5 – Level Views Showing As Block Model Interpolation Results	86

SGS Canada Inc. - Geostat

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1- EXECUTIVE SUMMARY

SGS Canada Inc. - Geostat (“SGS Geostat”) was commissioned by Aurizon Mines Ltd (“Aurizon”) to prepare an updated mineral resource estimate of the Joanna Gold Property. As part of this technical report, the mineral resources have been updated for the Hosco sector only based on data available from drill holes completed by previous operators and 2007 to 2010 exploration programs by Aurizon. The updated mineral resources were done in accordance with National Instrument 43-101 Standards and Disclosure for Mineral Projects. The cut-off date for data used is June 1, 2010 and the effective date for the updated mineral resources is June 18, 2010. The total updated mineral resources reported for the Property include NI 43-101 compliant mineral resources for the Heva and Alexandria sectors completed by SGS Geostat in November 2009.

The Joanna Gold Property situated 20 km east of Rouyn-Noranda, Province of Quebec. The Property is accessible via a gravel road connecting to the highway 117 which is the main road between Rouyn-Noranda and Val d’Or.  The nearest city, Rouyn-Noranda, with more than 40,000 citizens, is a regional center with significant mining history possessing infrastructures and workforce to support a mining operation.

The Joanna property consists of three separate blocks without inclusions located in the Joannes and Bousquet townships totalling 156 claims covering 4,294 ha. The project area extends east-west for more than 12 km and reaches 3 km in the north-south direction. The Joannes Township claim block comprises a total of 118 claims composed of the original 67 claims acquired in 2006, 25 claims acquired in 2007, 19 claims optioned in 2008, 6 claims acquired in 2009, and another claim acquired in March 2010. The claim blocks located in the Bousquet Township comprise 30 claims for the West Block and 8 claims for the East Block all acquired by staking in 2009. The Joanna property is subject to four separate royalties.

Aurizon is conducting exploration and development work under valid intervention permits delivered by Ministère des Ressources Naturelles et Faune by the Ministère du Développement Durable, de l’Environnement et des Parcs du Québec. There are no environmental liabilities related to the historical mining operations at Hosco and Heva.

The Joanna Gold Property has been explored over the last seventy-five years by various owners and optionees. In 2006, Aurizon optioned the property and initiated in 2007 an extensive exploration program which includes systematically re-sampling of 118 historical holes and drilling of 62 holes for a total of 20,647 m followed by the completion of the first NI 43-101 compliant resources estimates by SGS Geostat. In 2008, Aurizon drilled 354 holes totalling 86,320 m and completed a preliminary assessment study for an open-pit operation conducted by consultant BBA. In 2009, 32 exploration and infill holes were drilled for a total of 8,555 m followed by the completion of the updated NI 43-101 compliant resource estimates by SGS Geostat and a positive prefeasibility study completed by the consultant BBA, for an open pit operation in the Hosco sector.

The Joanna property is on the famous Cadillac structural break. The structure  generally strikes east-west and dips northward and is characterized by a layer of schistosed chloritic rocks cross cutting a uniform package of metamorphosed fine grain sediments. Gold mineralization is composed of disseminated sulphides (pyrite, arsenopyrite and pyrrhotite) in deformation and biotite rich zones along the Cadillac fault. Small quartz veins of a few centimeters to a meter wide are encountered in these zones. The Au disseminated mineralisation is found in strongly altered and deformed corridors, showing an azimuth of N260˚ and a dip 55° to the north-west. These mineralised corridors with an average horizontal width of 20 metres can be found over a length greater than 2,200 metres and down to the depth of 400m.

SGS Canada Inc. - Geostat

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Since the last updated mineral resource estimate conducted in November 2009 by SGS Geostat, Aurizon completed 89 drill holes as part of the infill drilling program totalling 16,671 m.  A pilot metallurgical test is also in progress in order to validate the milling approach retain in the prefeasibility study.  A feasibility study is currently being carried out by BBA and is scheduled to be completed before the year end.

As part of the independent verification program, SGS Geostat validated Aurizon exploration methodology which includes the core sampling and analytical procedures including the QA/QC protocol implemented by Aurizon which consist in the insertion of reference materials in the stream of samples (certified and composite analytical standards and blanks).  The author considers the samples representative and of good quality and is confident that the system is appropriate for the collection of data suitable for the estimation of a NI 43-101 compliant mineral resource estimate.

The author visited the project site on February 24-25, 2010 and conducted an independent sampling of mineralised core from recent Aurizon drilling program. SGS Geostat also completed a verification of the project’s drill hole database as part of the independent verification program. The author and SGS Geostat are of the opinion that the data quality is acceptable and that the final drill hole database is adequate to support a mineral resource estimate.

The updated mineral resources for the Hosco sector has been estimate from a high grade gold block model and a low grade gold block model. The high grade block model has been interpolated from 2 m long composite data constrained within 3D wireframe solids defined from the channels and drill holes mineralised intercepts. The low grade block model was estimated from composite data of similar length located outside the defined high grade wireframe solids. Both block models are defined by block size of 8 m (E-W) by 5 m (N-S) by 8 m (vertical) and cover an area located within sections 7050 mE to 9700 mE of the project to a maximum depth of more than 980 m below surface. The interpolation of the blocks grade was completed using ordinary kriging methodology with multiple passes having search ellipsoids increasing in size from one interpolation pass to another. The final updated mineral resources corresponds to the estimated blocks from both block models located below the bedrock-overburden interface and outside known barren late intrusive units observed in the deposit area. The updated mineral resources were finally classified into Measured, Indicated and Inferred categories using an automated classification process followed by a manual smoothing to produce coherent mineral resource categories. A bulk density of 2.66 t/m3 was used to calculate the final tonnages of the mineral resources based on the volumetric estimates of the block models.

For the Hosco deposit, the final updated mineral resources using a 0.5 g/t Au cut-off now totals 40,550,000 tonnes grading 1.33 g/t Au for 1,732,000 oz of gold in the Measured and Indicated categories with an additional 23,170,000 tonnes grading 1.19 g/t Au for 887,000 oz gold in the Inferred resource category. The updated mineral resources represent a 35% increase for the Measured and Indicated resource categories and an 11% increase for the Inferred category compare to the November 2009 mineral resources. Table below details the final updated mineral resources for the Hosco sector using different cut-off grade for gold.

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Final Updated Mineral Resources for the Hosco Sector

The new NI 43-101 compliant mineral resources for the Joanna Gold Property which include the updated mineral resources estimated for the Hosco sector and the November 2009 mineral resources for the adjacent Heva and Alexandria sectors is summarised in the Table below.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 9

Final Updated Mineral Resources for the Joanna Property (0.5 g/t Au cut-off)

The drilling programs completed by Aurizon since the last reported mineral resource estimate successfully outlined additional resources in the Measured and Indicated categories mostly located below the open pit shell defined in the prefeasibility study but including a new small mineral resources core located near surface between sections 7225 mE and 7425 mE. Based on the updated mineral resources and following discussions with Aurizon personnel, SGS Geostat recommends the future exploration works in the Hosco sector and in the neighbouring areas summarised below:

1) Delineation drilling – East and West extensions of the Hosco deposit:

Increase the Inferred resources from surface to 200 m below surface between sections 7600 mE and 8175 mE for the West Extension and between 9300 mE and 10,200 mE for the East Extension; comprehensive structural modeling for both extensions to analyse the distribution of the high grade gold mineralisation in those areas; structural studies and 15,000 m of definition drilling (1.9M$ budget).

2) Delineation drilling – potential satellite pit at Hosco West:

Complete the conversion of Inferred resources into Measured and Indicated resources to 200 m below surface between sections 7400 mE and 7500 mE; increase Inferred resources from surface to a depth of 200 m below surface between sections 7100 mE and 7300 mE and between sections 7500 mE and 7600 mE; comprehensive structural modeling of the higher grade mineralisation identified south of the Cadillac Fault for planning purpose with the objective of defining potential underground mineral resources below the potential satellite pit; surface mapping and sampling of previously identified outcrop located within the identified mineralised system; surface mapping/sampling, structural studies and 8,000 m of drilling   (965K$ budget).

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3) Delineation drilling – Heva sector:

Definition of additional Indicated and Inferred mineral resources with the objective to find mineral reserves for the potential mining operation in the area. Drilling should be focused where historical holes were partially sampled corresponding to the area located within sections 5000 mE to 7000 mE; complete the conversion of Inferred resources into Indicated resources down to 200 m below surface between sections 5000 mE and 5500 mE; 15,000 m of drilling (1.6M$ budget).

4) Exploration drilling – Alexandria and Feifer Northeast sectors:

Investigating the continuity at depth of showings discovered at surface in 2009 on Alexandria claim block; testing the continuity of mineralisation between the main pit and the Alexandria claim block; increase understanding of structural and mineralisation controls of the general area; investigate the extension of the newly discovered Feifer Northeast mineralised zone which is located under the planned tailings ponds; geological and structural studies with 6,000 m of drilling (690K$ budget).

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2- INTRODUCTION AND TERMS OF REFERENCE

2.1 General

This technical report was prepared by SGS Canada Inc. – Geostat (“SGS Geostat”) for Aurizon Mines Ltd (“Aurizon” or “Company”) to support the disclosure of updated mineral resources for the Joanna Gold Project (“Project” or “Property”). The Property mineral resource estimate was updated for the Hosco sector only, the mineral resources for the Heva and Alexandria sectors have not been updated as part of this report. The current NI 43-101 mineral resources for the Heva and Alexandria sectors stated in this report have been taken for the SGS Geostat report “Technical Report – Mineral Resource Estimation, Joanna Gold Deposit, Aurizon Mines Ltd” dated November 9, 2010.

The report describes the basis and methodology used for modeling and estimation of the mineral resources for the Hosco sector from historical underground channel and drilling data and new surface drilling data collected by Aurizon. The report also presents a full review of the history, geology, sample preparation and analysis, data verification, mining and metallurgical testing of the Hosco sector and provides recommendations for future work.

SGS Geostat was commissioned by Aurizon on February 5, 2010 to prepare an independent estimate of the updated mineral resources of the Hosco sector from a large volume low grade perspective. Aurizon supplied electronic format data from which SGS Geostat generated and validated a final updated database.

2.2 Terms of Reference

This report on the Joanna Gold Property mineral resource estimate was prepared by André Laferrière M.Sc. P.Geo (with assistance from Michel Dagbert Eng. and Lyne Maître M.Sc. Env.). The author, André Laferrière M.Sc. P.Geo, is responsible for all sections of the report.

This technical report was prepared according to the guidelines set under “Form 43-101F1 Technical Report” of National Instrument 43-101 Standards and Disclosure for Mineral Projects. The certificate of qualification for the Qualified Person responsible for this technical report can be found in section 22.

The author visited the Property on February 24-25, 2010, for a review of exploration methodology, sampling procedures, quality control procedures and to conduct an independent check sampling of mineralised drill core intervals selected from recent drill holes from the Hosco sector.

Information in this report updates the contents of previous SGS Geostat reports on the same property, dated October 26, 2007, April 7, 2009 and November 9, 2009 respectively, copies of which can be downloaded from the Sedar website. As in those three previous reports, information is based on a critical review of the documents and information provided by personnel of Aurizon Mines Ltd., in particular Mr. Ghislain Fournier P. Eng., General Manager Technical Services of Aurizon. The author and assistant Lyne Maître communicated on a regular basis with Aurizon management and geologists.  A complete list of the reports available to the authors is found in the References section of this report.

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2.3 Units and Currency

The imperial system was used in the past at the old Hosco mines but all historical data has been converted to Système International d’Unités (SI) metric units and into the same coordinate system by the technical personnel of Aurizon under the supervision of Mr. Fournier.  However, some reference to past document information may appear in the original imperial mine system.  Otherwise, all measurements in this report are presented in meters (m), metric tonnes (tonnes), grams per tonnes (g/t) and troy ounces unless mentioned otherwise. Monetary units are in Canadian dollars (C$) unless when specified in United States dollars (US$). Abbreviations used in this report are listed in Table 2.1.

Table 2.1 – List of Abbreviations

tonnes or t	Metric tonnes
tpd	Tonnes per day
Ton corr	Tonnage corrected according to the zone dip
st, ton	Short tons (0.907185 tonnes)
kg	Kilograms
g	Grams
oz	Troy ounce (31.1035 grams)
oz/t	Troy ounce per short ton
g/t	Grams/tonne or ppm
NSR	Net Smelter Return
ppm, ppb	Parts per million, parts per billion
ha	Hectares
ft	Feet
In	Inches
m	Metres
km	Kilometres
m³	Cubic metres
NTS	National Topographic System
kV	Kilovolt

2.4 Disclaimer

It should be understood that the mineral resources which are not mineral reserves do not have demonstrated economic viability. The mineral resources presented in this Technical Report are estimates based on available sampling and on assumptions and parameters available to the author.

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The comments in this Technical Report reflect the author’s and SGS Canada Inc. – Geostat’s best judgement in light of the information available.

3- RELIANCE ON OTHER EXPERTS

The author of this Technical Report, Mr. André Laferrière, M.Sc. P.Geo, is not qualified to comment on issues related legal agreements, royalties, permitting, and environmental matters. The author has relied upon the representations and documentations supplied by the Company’s management. The author has reviewed the mining titles, their status, the legal agreement and technical data supplied by Aurizon, and any public sources of relevant technical information.

The author relies on the expertise of Mr. Michel Dagbert Eng., Senior Geostatistician at SGS Geostat and Qualified Person as defined by National Instrument 43-101 for the mineral resource estimates of the Heva and Alexandria sectors of the Joanna Gold Property disclosed in sections 16 and 18 of the technical report.

4- PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Joanna property is situated in the Joannes Township, Province of Québec, 20 km east of Rouyn-Noranda and just five kilometers northeast of its airport, just off Highway 117 between Rouyn-Noranda and Val d’or (Figure 4.1). The Property is accessible via a gravel road to the shaft collar of the old Hosco mine.  Some concrete slabs remain as evidence of the previous mining activities.  The north-south gravel road crosses a railway line, which runs east-west. The railway line does not pass over any previously identified gold mineralization. The Project is located on the NTS sheet 32D02.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 14

Figure 4.1 - General Property Location Map

CASA BERARDI
REX SOUTH
(joint venture)
QUEBEC
Matagami
Joutel
113
109
Lebel sur Quévillon
ONTARIO
QUEBEC
DUVERNY
La Sarre
Lac Macamic
101
Lac Abitibi
FAYOLLE
(joint venture)
111
Amos
Lac Obalski
Senneterre
Lac Preissac
111
109
Rouyn-Noranda
117
Lac Malartic
Virginiatown
JOANNA
Val-d'Or
Louvicourt
101
117
Belleterre
Ville-Marie
101
KIPAWA
Témiscaming
11
63
North Bay
17
0 30km
AURIZON
Project
Location Map
update : June 01 , 2010

4.2 Property Description, Ownership and Agreements

As of July 2010, the Property consists of three separate blocks without inclusions totalling 156 claims covering 4,294 ha. The main claim block, which hosts the Hosco deposit, is located in the Joannes Township. The two other claim blocks are situated in the Bousquet Township, east of the main block, in the so-called La Pause sector (Figure 4.2 and 4.3). The project area extends east-west for more than 12 km and reaches 3 km in the north-south direction.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 15

The Joannes Township claim block comprises a total of 118 claims covering 3,690 ha. The claim block is composed as follow: The original 67 claims (with the old Hosco mine and parts of the old Heva mine) optioned in 2006; 3 claims from a private owner, the 20 Henriksen claims, the 2 Vantex claims (with the rest of the old Heva mine) acquired in 2007; and the 19 Alexandria claims optioned in 2008. In May 2009, Aurizon acquired another 6 claims from a private owner. Finally, one claim was acquired from a private owner in March 2010.

The claim blocks located in the Bousquet Township are composed of 30 claims covering 480 ha for the West Block and 8 claims covering 124 ha for the East Block. The Bousquet Township claims were acquired by staking in May 2009.

The Property is adjacent to a biodiversity reserve located just south of the Joannes Township claim block, which has been excluded for exploration and mining activities. Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles each month.  All statutory work and tax payments are in good standing. A detailed listing of the Joanna property claims is included in Appendix A.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 16

Figure 4.2 – General Claims Location Map

Xstrata
163142 Ca
Golden Valley
Xstrata
Bull's eye
Xstrata
Breakwater
Globex
Ress. Cartier
RG.10
Agnico Eagle
32D07
Jefmar
Jefmar
Jefmar
RG.09
Agnico Eagle
Iamgold-Qc
Xstrata
RG.08
Xstrata
Newbaska
Atlanta Gold
Private Owners
Aurizon
Aurizon
Atlanta Gold
RG.07
Henricksen
Aurizon
(90569 Canada Inc.)
Globex
Xstrata
Agnico Eagle
Breakwater
Heva Area
Hosco Area
Breakwater
Iamgold-Qc
RG.06
Iamgold-Qc
Rouyn Merger
Heva
7000E
Alexandria
Fieldex
JOANNES Township
RG.05
Alexandria
Terrax
RG.04
E.Basa
Récupération Map
Joannes Lake
BOUSQUET Township
Fieldex
RG.03
Vaudray & Joannes
Lakes Biodiversity Reserve
32D02

AURIZON

Joanna Project

Claims Owners

Update June 28, 2010

32D_PORTION_DETENTEUR.cdr/RM

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 17

Figure 4.3 – Joannes and Bousquet Township Claims Map

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 18

Aurizon owns or has an option to acquire up to a 100% interest in all the claims composing the Property. Details of Aurizon's interests and commitments are summarised in Table 4.1.

Table 4.1 - Details of Aurizon’s Interests and Commitments

Claims	Ownership/Title	Royalties	Remaining Payments to Exercise	Remaining Work Commitments

Original Joanna (67 Claims) (1)	100%	2% NSR(2)	__	__

Private Owner (10 claims)	100%	__	__	__

Henriksen (20 Claims)	100%	2% NSR	--	__

Vantex (Heva) (2 Claims)	100%	2.5% NSR(3)	__	__

Alexandria (19 claims)	Option for 100%	2% NSR(4)	$1,600,000(5)	--

La Pause (38 claims)	100%	__	__	__

Notes:

(1)  Forty-two (42) of these claims comprise the Hosco block and twenty five (25) of these claims form part of the Heva block.

(2)  An advance royalty of $500,000 is payable upon completion of the final feasibility study.

(3)  Aurizon has an option to purchase 0.75% of NSR for $500,000. Advance royalties of $0.7 million are payable upon completion of a final feasbility study and $0.8 million upon achieving commercial production.

(4)  Also a 2% gross overriding receipts royalty on diamonds.  Aurizon has an option to purchase 1% of the NSR for $2 million.

(5)  A final payment of $1,600,000, payable in Common Shares having an equivalent market value determined in accordance with the agreement, is due on or before December 23, 2010. As at January 31, 2010, $17,816 was also due for work commitments

Details of the legal agreements are available upon request at Aurizon Mines office. As per conversation with management, all payments and obligations of Aurizon to third parties are in good standing.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 19

4.3 Royalties Obligations

As described in section 4.2, the Property is subject to four separate royalties. The first concerns the 67 original Joanna claims where a 2% NSR is retained by 90569 Canada inc. for 1.5% and 0.5% to Iamgold Corporation. The second royalty related to the 20 Henriksen claims where Crus Tal Exploration has rights to 2% NSR. The third royalty is a 2.5% NSR retained by Resources Vantex for 1.5% and private owners for 1% on the 2 Vantex claims where 0.75% of the Vantex Royalty can be repurchased by Aurizon for $500,000. The last royalty concerns the 19 Alexandria claims where private owners have rights to 2% NSR in addition to a 2% gross overriding receipts royalty on diamonds (on 13 claims). Aurizon has an option to buy back 1% of the NSR for $2 million.

4.4 Permits and Environmental Liabilities

Aurizon is conducting exploration work under valid intervention permits delivered by Ministère des Ressources Naturelles et Faune (“MRNF”) which are renewed by the MRNF before each exploration campaign. Aurizon received a Certificate of Authorization from the Ministère du Développement Durable, de l’Environnement et des Parcs du Québec (“MDDEP”) for the construction of access roads in poorly drained areas which represent 75% of the property surface.

According to MRNF, there are no environmental liabilities related to the historical mining operations at Hosco and Heva due to the fact that there was no mineral processing and/or waste disposal facilities at the Property. There are no other environmental liabilities pertaining to the Property, according the Aurizon management.

5- ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

The Joanna project is located in the Joannès and Bousquet Townships in the Province of Québec. It is situated 20 km east of the city of Rouyn-Noranda, just north of Highway 117.  In the Joannes Township, the property is accessible via a gravel road to the old shaft collar of the Hosco mine. In the Bousquet Township, the side road to St Norbert du Mont-Brun and the Doyon mine crosses the Property. The Property is well located regarding access (air, road & train), electricity, water and manpower.

5.2 Physiography

The topography of the area is generally flat with a gently slope dipping towards the north. The land is drained westward by small creeks. Outcrops occur north and mainly south of the main mineralisation corridor observed on the Property. The overburden consists of till fluvio-glacial and lacustrine deposits and is generally less than 15 m deep. Elevation in the area averages 310 m above sea level.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 20

The vegetation of the surrounding area is characterized by grassy swamps in topographic lows, mainly to the north and trembling aspens and balsam poplars in forested area. Formations of balsam fir trees in pure settlements or associated white spruce and, to a lesser extent, black spruce are also present on the Property. Most of the mineralised zones do not outcrop and are under swampy area.

5.3 Climate

The climatic data used to characterize the sector under study comes from the meteorological station of Val-d’Or, Québec. These observations were carried out during 1961-1991. Exploration work in the area can typically be carried out year-round but soft ground in the areas covered by wet lands creates difficult working conditions from late spring until early winter.

In the Val-d’Or region, the average daily temperature is slightly over the freezing point, i.e. 1.6°C. The average temperature during July reaches 17°C, while the temperature in January falls to -16°C.

Precipitation averages 928 mm of water annually in the area. Average monthly precipitation ranges from 48 mm in February to 103 mm in September. Snow falls from October to April, but is much more significant from November to March. The average for these five months is 26 mm using snow to water conversion factor. The pH of the precipitations measured at the Joutel station in 1991 varies from 4.30 in November to 4.78 in June.

The anemometric data collected in Val d’Or between 1961 and 1991 shows that from June to January the southwest winds are dominant, whereas from February to May the winds coming from the northwest are more frequent. In this sector, the winds have an average velocity varying between 11 and 14 km/h.

5.4 Local Resources and Infrastructures

The regional resources regarding labour force, supplies and equipment are sufficient, the area being well served by geological and mining service firms. The city of Rouyn-Noranda, with more than 40 000 citizens, is a regional center for the Western Abitibi region and has the necessary infrastructures and workforce to support a mining operation.  While there is currently a general shortage of qualified personnel in the mining and exploration sector, the location of the project is favorable in that regard.  The area is traditionally a mining area with several operating mines and active exploration companies. All major services are available in Rouyn-Noranda and Val d’Or.

The existing infrastructures on the Joanna property consist mainly in an access gravel road from Highway 117 which leads to the site near the old shaft collar of the Hosco mine. Some concrete slabs remain as witness of the past mining operations. The existing inclined shaft and ramp could be used to perform underground exploration activity although there is no indication at this stage that their integrity would allow it. The north-south gravel road crosses an east-west railway which is not located on the identified gold mineralization. A recently refurbished local electrical distribution is available at the former Hosco shaft from the power line on the nearby Highway 117. A 120 kV power line passes 2.7 km north of the Hosco deposit.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 21

6- HISTORY

Reference to the mineral resource and mineral reserves reported in this section is provided only to comply with the requirement in NI 43-101 to provide such historical information on the property and such estimates should not be relied upon.  Readers are cautioned that these estimates pre-date NI 43-101 and are not comparable to estimates prepared in accordance with the mineral resource and mineral reserves categories required by NI 43-101.  Neither Aurizon nor the author of this report has verified any of the data upon which such estimates were based. Original numbers stated in imperial units have been converted to the metric system for comparative purpose.

The following is a summary of the exploration work history compiled for the Hosco sector of the Property. A complete review of the historical exploration work conducted in the other sectors of the Property, including the Heva and Alexandria sectors can be found in the NI 43-101 Technical Report completed by SGS Geostat and dated November 9, 2009.

The principal source of the historical information for the Hosco sector is Descarreaux (1985). The Hosco sector of the Property has been explored over the last sixty years by various owners and optionees. A summary of the historical exploration work is as follow:

1944-1945:	Hosco Gold Mines did a magnetic survey and 81 diamond drill holes totalling around 20,000 m.
1946:	Sinking of an inclined shaft (55°) to a vertical depth of 131 m. Three underground levels opened, i.e. 40 m, 80 m and 120 m.
1946-1947:	Drifting and crosscutting on the three levels, i.e. 95 m on level 40, 1042 m on level 80 and 1262 m on level 120 for a total of 2399 m.
1948-1949:

 Production at a rate of 100 tpd. A total of 45,872 t grading 6.58 g/t Au was extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd. Mill head grade was 4.90 g/t Au.

1949:	Production stopped. Remaining proven ore reserves of 75,344 t grading 9.60 g/t Au
1972:	The property is staked by Yvon and Gaston Vezina.
1973:	Ore reserves calculations by Derry, Michener and Booth: probable and possible reserves amount to 954,556 t grading 5.14 g/t Au.
1979-1983:	Soquem acquired the mining rights. The surface geology was mapped and the base line re-surveyed. Drilling of 7 holes totalling 1,128 m.
1983:	The property is transfer to Cambior.
1984:	SASU Investments Inc. acquired an option on the Hosco property and drilled 10 holes totalling 2,988 m. New ore reserves calculations by Louvicourt Mining Management Company Ltd.
1985:	Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM and Louvicourt Mining Management reserve estimates.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 22

1986-1987:

 Louvicourt Mining Management Ltd., agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 M exploration program consisting of 9,798 m of diamond drilling to depth of 100 m, 389 m of overburden drilling, 484 m of exploration ramping to a vertical depth of 107 m, 392 m of crosscutting, 238 m of drifting, 20 m of raising, and extraction of approximately 21,555 tonnes at 2.65 g/t Au of mineralization stockpiled on surface. This stockpile remains in place on surface. Metallurgical testing of four 10 kg drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed. A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process on the Hosco gold mineralization.

1997:	The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.
1998-2004:

 1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004). 1149127 Ontario Inc. property transferred to 90569 Canada Inc. in a name change.

2006:

 Aurizon Mines Ltd. optioned the property in June from 90569 Canada Inc. A 2% net smelter royalty is held by 90569 Canada Inc. and Iamgold-Qc (formerly Cambior). Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid.

2007:

 Aurizon initiated an extensive exploration program by systematically re-sampling 118 (72 Hosco and 46 Heva) historical holes over wide interval in order to define the extension of the mineralized system according to sulphides dissemination. Aurizon drilled 62 holes (JA-07-01 to JA-07-25 and JA-07-68 to JA-07-104) for a total of 20,647 m. Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resources estimates by SGS Geostat.

2008:

 Aurizon drilled 354 holes (JA-08-105 to 164, 166 to 170, 172 to 175, 177 to 182, 184 to 189 and 191 to 463) for a total of 86,320 m.  Also, the company conducted a magnetic survey on lines totalling 27.1 km. A preliminary geometrical, structural and depositional model based on field observations plus Leapfrog modelling of gold grade and petrographic works was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultant Roche presented a phase 1 environmental characterization of the property. Consultant BBA completed a preliminary assessment study for an open-pit operation.

2009:

 Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by SGS Geostat. Aurizon drilled 32 holes to test exploration and infill targets for a total of 8,555 m. Also, the company did several field programs which include induced polarization survey, MMI soil sampling, hammer prospection and mechanical stripping. Lakefield Research received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation. Mineralogical and micro-analytical studies are conducted to explain gold recovery. A positive prefeasibility study was completed by the consultant BBA, for an open pit operation in the Hosco sector.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 23

7- GEOLOGICAL SETTING

The following information is based on Aurizon geologists and contracted geologist involved on field works and petrographic studies, supervised by Martin Demers P.Geo, Exploration Manager and Qualified Person on the project.

7.1 Regional Geology

The Joanna property (formerly Hosco-Heva-Alexandria) is situated in Joannes Township in the south central portion of the Abitibi Greenstone Belt, within the Superior structural province of the Canadian Shield. All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes. A wide variety of syn-volcanic to late tectonic intrusive rocks of intermediate to felsic composition occur throughout the region, forming large batholiths or minor intrusions controlled by regional faults.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulphides deposits associated with the Blake River Group but several gold only deposits in the immediate vicinity of the Cadillac Break have been defined over the years. Thick sequences of Archean lavas of the Blake River Group yielded ages between 2703 and 2696 Ma (Mortensen, 1993; Lafrance et al., 2005). The recent isotopic datations, coupled with the stratigraphic relationships, suggest that the various formations composing the Blake River Group do not represent a simple stratigraphic pile, but different, geographically isolated, synchronous volcanic complexes (Lafrance et al., 2005). Volcanism in this area tends to be bimodal, showed by successions of mafic and felsic lavas with affinities varying between tholeitic and calcalkaline. Pyroclastics equivalents of mafic to felsic lavas occur intercalated with massive flows.

Younger flysh-type sediments, such as the Cadillac and Kewagama group, are about 10 million years younger than the youngest volcanic units (Gouthier. 2007). They sit on top of volcanic units and form continuous units, generally in an East-West direction. Locally, younger fluviatile sedimentary sequences dated between 2679 and 2673 Ma, such as the Temiskaming group, are developed within basins closely associated to the regional faults (Mueller et al, 1996).

Volcanic and sedimentary assemblages are tightly folded and cut by major E-W and NW-SE faults developing a regional losangic or lenticular shaped pattern with mostly sub-vertical north or south dip. Regional deformation is generally expressed by an east-west, steeply dipping schistosity, sub-parallel to the main folds axial plan. On a regional scale, fold axis tend to be sub horizontal but can also be more vertical within the major fault corridors (Daigneault et al, 2002).

The main structural feature of the region is the Cadillac or Cadillac-Larder Break. It is a large-scale regional tectonic feature extending for 200 km from Kirkland Lake, Ontario to Val d’Or, Quebec bordering to the south the Abitibi Greenstone Belt. The structure is divided in different branches forming a succession of a few metres to a few hundred metres wide heterogeneous ductile deformation zones dipping northward with main decollement following volcanic-sediments and ultramafic units contacts inside various stratigraphic units. A strong carbonate and micas alteration track the deformation intensity. Late brittle-ductile expression of the fault corresponds to talc or chlorite-carbonate schist or tectonic breccias.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 24

Metamorphism vary from sub-greenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately South of the Cadillac Break in the Pontiac Sub-Province.

A number of gold showings occur in the region typically associated with the Cadillac Break. The previously mined McWatters Mine and O’Brien Mine located respectively 10 km west and 50 km east of the Joanna property are previously known as the most significant deposits of the area with past production of approximately 1 million ounce of gold. These mineralised occurrences classified as orogenic, are characterized by narrow discontinuous syn-tectonic quartz veins, mostly conformable with structural grain. Gold bearing alteration halos are prominent with strong replacement by biotite, albite and locally tourmaline.  Disseminated arsenopyrite is the main gold carrier in this environment.

7.2 Property Geology

The east-west striking zone favorable for gold mineralisation is closely related to the Cadillac fault, which dips 55o to the north in this area.  According to the traditional nomenclature, it is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups. The complete sedimentary sequence cut by exploration works is composed of poorly graded greywacke interbedded with a main matrix supported polymict conglomerate unit historically related to the Temiskaming Group depositional environment. The Cadillac Group as described in literature by a facies succession of greywacke with mud rock, and iron formation units (reef) has not been interpreted yet on the property and its limit is suspected to be located farther north toward the Blake River Group limit. A few diabase dykes also cut the host sedimentary rocks with a kilometric spacing. Figure 7.1 shows the geology in the immediate Property area.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 25

Figure 7.1 - Surface geology map with the Joanna property boundaries

QUEBEC
Mouska
Doyon
Cadillac Break
Alexandria
CN
Rouyn 15km
117
Joannes Lake
Lac Marillac
359000E
364000E
369000E
374000E
379000E
5350000N
5345000N
5340000N
5335000N
0
2km
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
Joanna Property
Mineral Resources
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

8- DEPOSIT MODEL

The following description of deposit model and associated mineralisation is based on information from different technical reports listed in the References section, site visit observations of core and information provided by Aurizon geologists.

The Joanna gold deposits may be described as sediment hosted orogenic gold deposits related to the structural control of the Cadillac fault. Mineralisation is mainly developed in the form of finely disseminated sulphides envelopes (pseudo-lenses) with minor quartz veining in sediments of the Pontiac Group (Consorem 2010) on both sides of a strong 10 to 100 metres wide ductile to ductile-brittle deformation zones identified as the Cadillac Fault. The ductile-brittle fault is materialized by a chlorite-carbonate schist.

The genesis of the deposit has not been studied in detail but intensive description of hand specimen and thin sections combined to field investigation of accessible outcrops around the deposits help to develop a robust field model of the deposit that can be outlined by the following points:

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 26

-

Mineralisation is developed in uniform medium grains wacke affiliated to the Pontiac Group using Pearce Zr/TiO2 and Al2O3/TiO2 ratios.

-

The gold enrichment corresponds visually to a continuous biotite alteration zone forming an association with fine pyrrhotite, which is Ni bearing. Outside the fault area, the ductile deformation is weak, dettritical quartz grains are only slightly dislocated. Biotite is moderately oriented (Renou 2009).

-

Quartz veining is common south of the Cadillac Fault and defined probably a sub regional feature recognized more or less continuously along a 7 km strike. As observed near the deposit, increasing veins density may correspond to local folding and decollement following a 15° westerly plunge (Figure 8.1). Deformation increasing is directly related to development of micas rich alteration halos. The plunging effect is also materialized by gold grade 3D modeling.

Figure 8.1 – Western Plunge at 15° at Hosco area

-

Gold bearing quartz veins are mainly conformable to bedding and are contemporaneous to gold bearing alteration halos. Quart micro-textures indicating a late-tectonic emplacement (Renou 2009).

-

Various gold bearing alteration halos are observed across the deposit. North of the fault, wacke are completely replaced by fine grains and laminated biotite-tourmaline assemblage. Carbonate activity is restricted to the fault area with a weak interaction southward for a few tens of metres. South of the fault, in the biotite halos, a strong albite-quartz flooding is observed around mineralised veins. White mica is sporadically observed in the mineralised system, strongly correlated to local slight deformation increasing.

-

Geochemical profile across the deposit using a mass balance approach shows an alternate gain in Na and K while Ca and Mg remain unaffected indicating the low circulation level of CO2. Figure 8.2 shows the alteration minerals distribution across a conceptual profile of the Hosco mineralised zone.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 27

Figure 8.2 - Alteration minerals distribution across a conceptual profile of the Hosco mineralized zone (from Renou 2009)

-

Lack of observed chlorite and its crystallization only at the fringe of biotite flakes may indicate mineralised conditions equilibrate at upper greenshist facies. Also, syn to late kinematic garnet porphyroblasts support this assessment (Renou 2009).

-

A late, apparently post-kinematic and post-mineralisation amphibolitisation event affect host rock on both side of the fault. The tremolite rich assemblage can replace selectively 100% of the host rock.

Figures 8.3 shows geochemical profiles (As, Au, Ca, Cr, Mg, Ni, Sb and W) across Hosco deposit in two holes, JA-08-379 (section 8400 mE) and JA-08-427 (section 8900 mE).

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 28

Figure 8.3 – Geochemical profile in Hosco deposit

JA-08-379
(Section 8400E)
Geology
WACKE
NZ
FAULT
WACKE
CONGLO
WACKE
SZ2
SZ3
WACKE
depth (m)
As ppm
Au ppm
Ca %
Cr ppm
Mg %
Ni ppm
Sb ppm
W ppm
NS : North Zone
SZ2 : South Zone 2
SZ3 : South Zone 3
SZ4 : South Zone 4
AM : Amphibolitized zone
JA-08-427
(Section 8900E)
Geology
WACKE
FAULT
WACKE
AM
FAULT
WACKE
SZ3
WACKE
SZ3
WACKE
SZ3
WACKE
SZ3
WACKE
ZS4
WACKE
CONGLO
depth (m)
As ppm
Au ppm
Ca %
Cr ppm
Mg %
Ni ppm
Sb ppm
W ppm

9- MINERALISATION

Gold in the Hosco deposit is closely associated to sulphides and alteration minerals distribution indicating at first view the prime of hydrothermal reaction with hosted sediments. Microscopic in situ observation of gold particles or concentrations in many alteration contexts and gold enrichment level suggested that the sulphidation process was the main process involved in the gold precipitation process.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 29

Gold in the deposit is mostly microscopic with a few occurrences of coarser sub-millimetric particles. Thin section and sulphides concentrates microscopic observation returned a majority of very fine grain particle (average of 8 µm in the concentrate) and about 30% of gold weight is evaluated to be under a colloidal or solution state in sulfides grains. In situ measurement of gold concentration in individual sulphides grains by SIMS (Secondary Ion Mass Spectrometry) returned gold concentrations at different levels in all groups of sulphides. Maximum average gold grade has been reached in coarse arsenopyrite with 80 g/t. On the other hand, pyrite and pyrrhotite contains about 1 g/t gold (SGS Lakefield 2008).

Apparent zoning of sulphides assemblage across the deposit seems to be related to the fault position. Pyrrothite which covers the whole deposit is mostly concentrated at both edges of the mineralised system with a strong concentration inside the ductile portion of the fault zone. Arsenopyrite main concentration is located inside a few tens to hundred metres south of the fault where most consistent grades are found. Pyrite, usually unnoticeable, is restricted to a narrow portion of the mineralised system immediately south of the fault. According to micro-textures, all sulphides are contemporaneous.

Many factors had probably interacted to explain zoning and gold location from a late tectonic and syn-metamorphic peek metallogeny. For example, alteration, deformation and veins density will influence the porosity and volume of potentially mineralised fluid in circulation.  Location of high grade intersection in strongly altered and laminated host sections support this assertion. Also, chemical gradients such as pH, sulphur and arsenic availability in the mineralised environment had possibly influenced gold expulsion from sulphides structures and prevent a more complete absorption of gold by arsenopyrite crystalline structure. Figure 9.1 shows the sulphides minerals distribution across a conceptual profile of the Hosco mineralised zone (Renou 2009).

Figure 9.1 - Sulphides minerals distribution across a conceptual profile of the Hosco mineralized zone (from Renou 2009)

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 30

The historical work focused on separating and labelling the narrow but high grade lenses developed immediately south of the fault. These high grade zones are found within the new zones defined by the 2007-2009 Aurizon drilling campaign. The latter was executed with the objective of defining larger mineralised zones and evaluating the open pit potential of lower grade and higher tonnage material. The mineralised corridor extends along a 2,450 m east-west trend and can be followed down to a depth of 400 m. Mineralised zones within that corridor dip by 50° to 65° to the north with a western plunge. They can be discriminated in 5 types following a combination of features.

1.

The North Zone (NZ), a mylonitic unit, occurs just north of the Cadillac fault and is restricted to the western half of the deposit (Hosco block). It is generally represented by a tourmaline-biotite-silice and locally albite-sericite altered greywacke, foliated and injected by up to 20% thin quartz ribbons concordant to tightly folded (Figure 9.2). Pyrrhotite is the main sulphide phases and arsenopyrite is accessory and variable, both can represent up to 10% of the material. The zone is often molded to the north by an amphibolised unit. Occasional porphyroblastic amphiboles can also be seen within the North Zone.

Figure 9.2 - Mineralisation in North Zone (hole JA-08-200 – section 8650 mE)

2.

The South Zone 1 (SZ1) is a minor type of mineralisation found just south of the fault and is defined by a high level of deformation (Figure 9.3). It is characterized by thin grey quartz veins crosscutting thin competent tourmaline rich zones. 5-10% of arsenopyrite can sometimes be observed in semi-massive stringers associated with quartz. Even if some high grade values are associated to this zone, it remains a marginal contributor to the resources of the deposit.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 31

Figure 9.3 - Mineralisation in South Zone 1 (hole JA-08-200 – section 8650 mE)

3.

South Zone 2 (SZ2) represents the most important gold bearing mineralisation.  This mineralisation can be identified by lower deformation intensity and by its concordant banded aspect caused by the succession of 5-10% of generally sub parallel millimetric quartz stringers and silice-albite-biotite altered host rock (Figure 9.4). Alteration is also characterised by the presence in variable amounts of sericite, chlorite and carbonate. The colors of these altered bands vary from brown-yellowish to light green. Sulphides content is usually around 5-10% with an assemblage of pyrrhotite-pyrite and arsenopyrite. Arsenopyrite crystals from the SZ2 zone often exhibit a needle shape.

Figure 9.4 - Mineralisation in South Zone 2 (hole JA-08-200 – section 8650mE)

4.

The South zone 3 (SZ3) resembles the SZ2 in terms of quartz veining density, level of deformation, alteration and sulphide content. However, no sericite is present in this zone. Vein contacts are occasionally very diffuse. Even if it remains generally concordant to the deformation zone, veins in SZ3 are often more discordant than those of SZ2. Both zones show a close spatial association and transitional zones between both are often observed. Figure 9.5 shows visible gold in quartz vein.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 32

Figure 9.5 – Visible gold in South Zone 3 (hole JA-07-72 – section 8975 mE)

5.

The South Zone 4 (SZ4) is represented by thicker and often more discordant veins composed of white, occasionally smoky, quartz (Figure 9.6). Coarse arsenopyrite in amounts reaching up to 20% is sometimes associated to these veins. The veining density is highly variable and takes occasionally a breccias aspect. Some veins sections can reach a metric size. They occur more to the south, isolated from the other zones and in less deformed rocks. They seem to mark the end of the mineralised system in the investigated area. Some high grade gold samples have been found within this zone but contribution to the bulk of the resources seems marginal.

Figure 9.6 – Mineralisation in South Zone 4 (hole JA-08-270 – section 9150 mE)

The different zones do not always respect a clear parallel conformable order, and in some sections SZ2 and SZ3 merge to create a complex series of braided like lenses parallel to the Cadillac fault, with variable width and dip extension (Figure 9.7, 9.8 and 9.9). In a general way, gold bearing envelopes are represented by a single, continuous lens on the north side of the fault and by two or three main lenses on the south side of the fault. The latter is mainly composed of SZ2 with variable amounts of SZ3. Main branches can reach real thickness of up to 50 m. The large envelopes are often interpreted to separate into several thinner branches that can pinch and swell. The largest part of the branches south of the fault form westward plunging ore shoots. The observation on some section of a folded conglomerate layer on both sides of the South Zone may suggest that the distance between mineralised lenses is depending on a fold opening. Mapping and sampling in the underground openings of the high grade quartz vein zones within the low grade corridors show that those partially mined zone are continuous but with some pinch and swell.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 33

To our knowledge, besides gold, there is no other significant mineralisation on the property which merits modeling and estimation of mineral resources. A metal scan on selected control samples from the 2007 data verification program has been done by SGS Geostat to verify the presence of other commodities. Silver values are reported as not significant.

Figure 9.7 - Mineralised Zones at Hosco on Section 8400 mE

South
North
1300 N
1400 N
1500 N
1600 N
5000 m
4900 m
4800 m
Histogram legend
0,5 à 3 g/t
3 à 5 g/t
5 à 10 g/t
10 g/t à 10000 g/t
Geological Legend
North Zone
South Zone 1
South Zone 2
South Zone 3
South Zone 4
Fault
Amphibolitized Zone
Conglomerate
Wacke
AURIZON
Joanna Project
Section 8400E

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 34

Figure 9.8 – Mineralised Zones at Hosco on Section 8650 mE

1350 N
1450 N
1550 N
1650 N
South
North
4900 m
4800 m
Geological Legend
North Zone
South Zone 1
South Zone 2
South Zone 3
South Zone 4
Fault
Amphibolitized Zone
Conglomerate
Wacke
Histogram Legend
0,5 à 3 g/t
3 à 5 g/t
5 à 10 g/t
10 g/t à 10000 g/t
AURIZON
MINES AURIZON LTÉE
Joanna Project
Section 8650E

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 35

Figure 9.9 – Mineralised Zones at Hosco on Surface

8000 E
9000 E
2000 N
1000 N
N
W
E
S
Rte 117
Alexandria
Geological Legend
North Zone
South Zone 1
South Zone 2 and South Zone 2/3
South Zone 3
South Zone 4
Fault
Amphibolitized Zone
Conglomerate
Wacke
Joanna Project
Geological map of
Hosco area

10- EXPLORATION AND DRILLING

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed in this report. Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Exploration holes were incorporated into a database in electronic format at the end of 2006. Where possible, the casing of old holes has been located in the field with GPS. A surveyed grid (GML grid) has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes.  For 170 holes previously surveyed by an unidentified surveyor, we corrected the coordinates in order to integrate them into the GML grid.  Easily computerized and reliable underground data was also included in the new database.

Since the last updated mineral resource estimate conducted in November 2009 by SGS Geostat, Aurizon completed 89 drill holes as part of the infill drilling program totalling 16,671 m.  A pilot metallurgical test is also in progress in order to validate the milling approach retain in the prefeasibility study.  A feasibility study is currently being carried out by BBA and is scheduled to be completed before the year end.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 36

Before Aurizon, different companies have explored, developed and produced on the Property over time. Table 10.1 summarises the past exploration and development work conducted on the Property.

Table 10.1 - Summary of historical drilling, development work and production on Heva and Hosco sectors

The number of holes drilled by Aurizon on the Hosco sector of the Property since 2007 totals 537 holes for 127,787 m. An additional 67 holes totalling 11,456 m has been drill by the Company to test targets located in the Eastern Extension and north of the Hosco sector. Figure 10.1 shows the location of the historical and Aurizon drill holes completed by in the Hosco sector as of April 30, 2010.

In 2007, Aurizon drilled 62 surface core holes (JA-07-01 to 25 and 68 to 104) totaling 20,647 m.

In 2008, 354 holes were drilled (JA-08-105 to164, 166 to 170, 172 to 175, 177 to 182, 184 to 189 and 191 to 463) totaling 86,320 m. Most of the holes were in-fill drilling on a 25 m grid mostly located in the potential open pit modeled in the 2008 preliminary economic assessment study done by BBA.

In 2009, Aurizon drilled 32 holes (JA-09-467, 472 to 474, and 494 to 499 plus deepening of 22 previous holes) totaling 4,149 m. Fifteen (15) holes (JA-09-468 to 471 and 483 to 493) totaling 3,415 m was completed along the Cadillac fault to test the eastern extension of the Hosco mineralization in the Alexandria claims as well as a new mineralised trend (“Joanna South”) about 300 m south of the Cadillac fault.

In 2010, Aurizon drilled 89 holes and deepening of 2 previous holes totaling 16,671 m for the Hosco in filling program and 50 holes totaling 7,666 m were completed for the exploration and condemnation program (JA-10-500 to 580, 586, 588, 590 to 619, 621 to 634, 636 to 638, 640, 641, 660 to 665, 405P and 412P). Finally, 2 holes totaling 375 m were drilled to test the eastern extension of the Hosco mineralisation in the Alexandria sector.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 37

Figure 10.1 – Plan view of historical and Aurizon drill holes in the Hosco sector

11- SAMPLING METHOD AND APPROACH

This section is based on information provided by Aurizon and observations made during the independent verification program conducted at the project work sites by SGS Geostat on February 24-25, 2010.

Hole planning is made by a geologist on printed sections showing all geological and grade information from surrounding holes. Corrections of holes theoretical traces are made using a determined deviation rate. The planning information is then transmitted to the technical team responsible for checking physical access and conformity to forestry and environmental permits. Holes are physically implemented on surveyed grids attached to the NTS grid. The process has been supervised and certified by Sylvestre, Julien, Leclerc Land Surveyor (“SJL Surveyor”). Drill rig alignment, horizontality and dip, are checked with levels and sticks by the contracted exploration services firm Services Technominex Inc. (“Technominex”). Once holes have been drilled, they are surveyed by SJL Surveyor.

Drill hole deviation (dip and azimuth) is measured by either a Reflex or a Flexit tool. Measurements are made at every 30 m during the drilling operation and at the end of each hole. A continuous survey is also done during the rod pulling operation. An error of 4% is attached to each measurement according to tools technical specifications. After drilling each hole is secured by a cement plug and closed by a steel cover. Position and orientation of each casing is surveyed and measurements taken are considered as the final coordinates and holes orientation to be recorded in the database.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 38

Drilling equipments use NQ diameter metric coring equipment. During drilling operations, operators place the continuous cored rock in wooden trays by indicating the depth on each 3 m course by a wooden block. Ground material intervals or missed core is indicated by a specific block. Closed core boxes filled and tagged by the drilling company at the drill rig are carried by truck to the Rouyn-Noranda core shack facility by Services Technominex personal. The same firm handles all the rock material from length measurement to shipping in an indoor and access restrained area.

Sampling intervals are determined by Aurizon depending on the nature of alteration and the presence of mineralisation. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled.  For the typically longer exploration holes, sampling depends on the geologist’s judgment since various intervals of poorly altered and mineralised rocks may be encountered. Density of sampling in these cases is often above 50% of the hole length.  Samples are in general 1 m long prior to mid 2007 and 1.5 m long since that time, giving representative results of the generally homogenous and wide low grade ore. Particular localised geological features can be tested by shorter samples if needed.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, tagged at Technominex core logging facilities and sent to the laboratory for analysis. The other half is kept for reference. No drill core is stored at the project site. Historical and new drill core is stored in Rouyn-Noranda at Technominex core logging facilities.

The core recovery of the observed new core is generally very good.

SGS Geostat validated the exploration methodology and sampling procedures used by Aurizon as part of an independent verification program. The author concluded that the drill core handling, logging and sampling protocols are at conventional industry standard and conform to generally accepted best practices. SGS Geostat considers that the samples quality is good and that the samples are generally representative. Finally, SGS Geostat is confident that the system is appropriate for the collection of data suitable for the estimation of a NI 43-101 compliant mineral resource estimate.

12- SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1 Sample Preparation and Analyses

From the beginning of the exploration on the Property by Aurizon in 2007 until early 2008, the drill core samples were sent for analysis at Laboratoire Expert Inc. (“Lab Expert”) of Rouyn-Noranda, Quebec. Since then, all the drill core samples are assayed at ALS Canada Inc. - Chemex laboratories (“ALS Chemex”) of Val d’Or, Quebec. As part of Aurizon quality assurance and quality control (“QA/QC”) protocol, approximately 10% of crushed reject and pulp duplicates were sent for re-analysis at ALS Chemex for the 2007-early 2008 period and are now sent for re-analysis at Laboratoire d’Analyse Bourlamaque Ltd (“Lab Bourlamaque”) of Val d’Or, Quebec. ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards and Lab Bourlamaque is in the process of obtaining ISO-9001-2000 certification. Lab Expert is not an accredited laboratory.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 39

All samples received at ALS Chemex are digitally inventoried using bar-code then weighted. Drying is done to samples having excess humidity. Sample material is crushed in a jaw and/or roll crusher to 70% passing 9 mesh. The crushed material is split with a rifle splitter to obtain a 250 g sub-sample which are then pulverised to 85% passing 200 mesh using a single component (flying disk) or a two components (ring and puck) ring mills.

The analytical protocol used at ALS Chemex for gold is the trace level 30 g fire assay fusion and atomic absorption finish (code Au-AA23) with a detection limit range of 0.005-10 g/t. For samples returning initial assay value greater than 10 g/t, a re-analysis using ore grade 30 g fire assay fusion with gravimetric finish (code Au-GRA21) is completed. For arsenic, ALS Chemex uses trace level aqua regia and atomic absorption finish (code As-AA45) and ore grade aqua regia and atomic absorption finish (code As-AA46) for samples returning initial analytical value greater than 10,000 ppm. The analytical protocols used at ALS Chemex are detailed in Appendix B.

Lab Bourlamaque uses similar sample preparation and analytical protocols for the reject and pulp duplicates which are 30 g fire assay fusion and atomic absorption finish (code AU020) and 30 g fire assay fusion and gravimetric finish (code AU010) respectively.

12.2 Quality Assurance and Quality Control Procedure

In addition of the standard laboratory QA/QC programs, Aurizon is implementing its own internal QA/QC protocol consisting in the insertion of analytical standards, blanks and core duplicates in the Project sample series. Aurizon is also sending reject and pulp duplicates for re-analysis at a second laboratory for verification representing approximately 10% of the samples assayed.

SGS Geostat did not conduct a visit of the analytical laboratory facilities during the Project site visit.

12.2.1 Analytical Standards

Seven certified reference materials having different representative gold grades and two composite reference materials have been used as analytical standards since the beginning of the exploration conducted by the Company on the Project. The analytical standards are inserted in the sample series at a rate of one reference material for every 25 regular samples. Aurizon has defined the tolerance of the different reference materials from their expected grade values to ±10%. When the analytical values of reference materials falls outside the determined tolerance range, verification is performed at the different steps from sampling at the core logging facilities to the laboratory in order to locate and explain the potential source of any difference.

The seven certified reference materials OREAS 10Pb, 15Pa, 7Pb, 61Pa&Pb and 62Pa&Pb are commercial standards from Ore Research & Exploration Pty Ltd, Australia, distributed by Analytical Solutions Inc. of Toronto, Ontario, Canada. Set values and expected standard deviation (“Std. Dev.”) values are provided with the certified reference materials. The two composite reference materials JA-1 and JA-2 are custom-made from rejects of 20 to 30 mineralised samples which are pulverised and homogenised to make 40 to 60 kg batches. The set values for the 2 composite standards are weighted average grades of the selected mineralised drill core intervals. Unfortunately, no expected Std. Dev. values are defined for the composite reference materials. The expected Std. Dev. used in the current QA/QC analysis are derived from the actual reported analytical values for each composite standard and calculated using analytical results having less than 50% difference relative to the expected value.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 40

Figures 12.1 to 12.9 are graphs showing the variation of the reported analytical results for each certified and composite standard with time. The QA/QC data is taken from the Project database dated June 1, 2010. For each graph, the QC warning (orange) and QC failure (red) intervals are shown along with the expected mean value (green). The values for the QC warning and QC failure have been defined as 2 times and 3 times the expected Std. Dev. respectively. Table 12.1 shows the results of the statistical analysis for each reference material.

At the beginning of the exploration in 2007 Lab Expert was the main analytical laboratory for the Project until April 2008 when ALS Chemex became the main laboratory. During the Lab Expert period, certified standards OREAS 15Pa, 61Pa&Pb and 62 Pa&Pb were the most utilised standards. The Company started inserting the certified standards OREAS 10Pb and 7Pb at the end of 2007 then decided to include custom-made composite reference material in March 2008 as part of the QA/QC protocol, just before changing laboratory for ALS Chemex.

Table 12.1 – Summary of the Statistical Analysis for the Different Reference Materials

Certified standards OREAS 61Pa&Pb and 62Pa&Pb used in the early months have set values ranging from 4.46 g/t Au to 11.33 g/t Au which are significantly greater than the average grade of the mineralised samples for the Project (in the order of 1 to 2 g/t Au). Reported results for standard 61Pb returned values consistently higher by 2.8% compare to the expected value but with an acceptable data scatter (95% of values within the QC failure range). On the other hand, 61Pb returned values systematically lower by 1.5% but again with acceptable data spread (99% of values within the QC failure range). Standard 62Pa shows observed values comparable with the expected value until around August 2008 when they returned consistently higher by more than 8% on average which could be due to confusion with the higher grade 62Pb. Data scattering for 62Pa is higher than the 61 series with only 88% of values within the QC failure range although definitely influenced by the higher values observed after August 2008. Standard 62Pb values returned significantly lower on average compare to the expected value by more than 6.5% but shows an acceptable data spread with 94% of values within QC failure range.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 41

Certified reference materials OREAS 15Pa, 10Pb and 7Pb were the most used standards since the start of exploration in 2007 and are still being inserted in the samples series. Their set Au grades ranging from 1.02 g/t to 7.15 g/t Au are more in line with the Project mineralised samples. Reported values for standard 15Pa show a good correspondence with the expected value with an acceptable data scatter (94% of values within the QC failure range) although the pattern of observed values prior to April 2008 show a relatively higher mean Au grade with more data scattering. The same pattern is observed for standard 10Pb prior to April 2008 where mean grade is consistently higher. After that period, reported values for 10Pb show good correspondence with expected value with an acceptable data spread (95% of values within QC failure range). Observed values for standard 7Pb returned a good correspondence with the expected value but are showing relatively more data scattering compare the others standards with numerous low value outliers (overall 87% of values fall with the QC failure range).

Reported values for composite standards JA-1 and JA-2 are definitely more scattered compare with the certified standard which is expected for custom-made reference materials. Observed results for JA-1 are consistently higher by 11% on average versus the expected value with a definite bias for the results prior to April 2008. Data scattering is significant with only 80% of the values falling within the calculated QC failure range.  Numerous outliers are observed with values 30% to 100% higher relative to the expected value. Standard JA-2, which replaced JA-1 in early 2009, shows relatively less data scattering (92% of values within the defined QC failure range) but returned values on average 5% lower than the expected value. Several high value outliers are observed with some reaching more than 600% the expected value.

The QA/QC analysis outlined generally acceptable results for the analytical standards with significant improvement noticeable after April 2008 when ALS Chemex became the main laboratory. The results of the certified reference materials show relatively good consistency compare to the expected values and QC ranges. The results for the composite standards returned more scattered values which is expected for custom-made reference materials.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 42

Figure 12.1 – Variation of Reported Values with Time for Analytical Standard OREAS 10Pb

Figure 12.2 – Variation of Reported Values with Time for Analytical Standard OREAS 15Pa

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 43

Figure 12.3 – Variation of Reported Values with Time for Analytical Standard OREAS 7Pb

Figure 12.4 – Variation of Reported Values with Time for Analytical Standard OREAS 61Pa

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 44

Figure 12.5 – Variation of Reported Values with Time for Analytical Standard OREAS 61Pb

Figure 12.6 – Variation of Reported Values with Time for Analytical Standard OREAS 62Pa

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 45

Figure 12.7 – Variation of Reported Values with Time for Analytical Standard OREAS 62Pb

Figure 12.8 – Variation of Reported Values with Time for Analytical Standard JA-1

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 46

Figure 12.9 – Variation of Reported Values with Time for Analytical Standard JA-2

12.2.2 Analytical Blanks

Blank reference material was composed of drill core from local barren rocks until end of April 2010. Since then, coarse blank ¾” in size made of calcareous material used as decorative pebbles and purchased at Materiaux Campagna in Rouyn-Noranda is used as blanks. The blanks are inserted in the sample series at an average rate of 1 every 20 regular sample.

A total of 1,304 blanks were analysed as part of the sample stream since March 26, 2007 until the last reported date of May 28, 2010. From the 1,304 blanks, 93% of them returned less than 0.025 g/t Au which is 5 times the detection limit of the most recent analytical method and 99% of the blanks reported values less than 0.1 g/t Au. From the 17 blanks with analytical value greater that 0.1 g/t, 8 are reported above 0.2 g/t Au and only 5 have analytical values greater than 0.5 g/t Au including 2 considered suspicious having value of 6.72 g/t Au  and 94.46 g/t Au. Figure 12.10 shows the analytical results for blanks over time (results above 0.5 g/t Au not shown in the graph).

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 47

Figure 12.10 – Plot of Analytical Results for Blank Reference Material over Time

12.2.3 Core Duplicates

A total 147 drill core duplicates were reported in the June 1, 2010 Project database. Drill core duplicates consisting of half of the remaining second half of the drill core material (quarter core) were inserted in the samples series at an average rate of 2 quarter core duplicates for every hole. The procedure of regularly inserting a drill core duplicate in the samples series was conducted for the first half of 2008 only. Figure 12.11 shows a correlation plot for the core duplicates and Table 12.2 summarises the results of the statistical analysis.

For the 147 core duplicates, the reproducibility of 77% of the assays returning values above 0.025 g/t Au was within ±20% and 80% of the assays with values above 0.5 g/t reproduced within ±20%. The sign test did not highlight any bias with 54% of the reject duplicates returning a value greater than the original samples for Au grade above 0.025 g/t and 50% of the duplicates returning a value greater than the original samples for Au grade above 0.5 g/t.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 48

Figure 12.11 – Correlation Plot of Analytical Results for Core Duplicates

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 49

Table 12.2 – Summary of Analytical Results for Core Duplicates

12.2.4 Reject and Pulp Duplicates

As part of the Company QA/QC protocol, preparation (or reject) and pulp duplicates representing approximately 10% of the total samples are sent for re-analysis at a second analytical laboratory. Since the beginning of the exploration by Aurizon until April 2008, ALS Chemex served as the check laboratory. Since April 2008, ALS Chemex became the main laboratory and LAB Bourlamaque was selected for the re-analysis of the reject and pulp duplicates. All rejects are re-analysis using fire assay fusion and atomic absorption finish with lower detection limits of 0.005 g/t Au for ALS Chemex and 0.01 g/t Au for Lab Bourlamaque. All pulps are processed using fire assay fusion and gravimetric finish with lower detection limits of 0.05 g/t Au for ALS Chemex and 0.1 g/t Au for Lab Bourlamaque.

Reject Duplicates

A total of 5,810 preparation duplicates were reported in the June 1, 2010 Project database. Figure 12.12 shows a correlation plot for the reject duplicates and Table 12.3 summarises the results of the statistical analysis. For the 5,810 reject duplicates, the reproducibility of 79% of the assays returning values above 0.05 g/t Au was within ±20% and 84% of the assays with values above 0.5 g/t reproduced within ±20%. The sign test did not highlight any bias with 54% of the reject duplicates returning a value greater than the original samples for Au grade above 0.05 g/t and 46% of the duplicates returning a value greater than the original samples for Au grade above 0.5 g/t.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 50

Figure 12.12 – Correlation Plot of Analytical Results for Reject Duplicates

Table 12.3 - Summary of Analytical Results for Reject Duplicates

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 51

Pulp Duplicates

A total of 5,645 pulp duplicates were reported in the June 1, 2010 Project database. Figure 12.13 shows a correlation plot for the pulp duplicates and Table 12.4 summarises the results of the statistical analysis. For the 5,645 pulp duplicates, the reproducibility of 78% of the assays returning values above 0.1 g/t Au was within ±20% and 88% of the assays with values above 0.5 g/t reproduced within ±20%. The sign test did not outline any bias with 53% of the reject duplicates returning a value greater than the original samples for Au grade above 0.1 g/t and 49% of the duplicates returning a value greater than the original samples for Au grade above 0.5 g/t.

Figure 12.13 – Correlation Plot of Analytical Results for Pulp Duplicates

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 52

Table 12.4 - Summary of Analytical Results for Pulp Duplicates

12.2.5 QA/QC Conclusion

Since the start of the exploration work on the Project in 2007, Aurizon implemented an internal QA/QC protocol consisting in the insertion of reference materials in the samples series (certified and composite analytical standards and blanks). The QA/QC program also included the re-analysis of sample rejects and pulps duplicates in a second analytical laboratory for verification. Core duplicates were taken as part of the protocol in the first half of 2008.

Reported results for the certified analytical standards since the beginning of the Company exploration programs on the Property show a relatively good correlation with expected mean values. The variance of the observed values is relatively higher compare to the specifications of the certified standards but is considered acceptable with QC failure rate ranging from 1% to 13%. The variance of the observed values for the custom-made composite analytical standard is significantly higher than the certified standards but this behaviour is expected for custom-made reference materials. Reported results for the blanks are acceptable. Observed results for the drill core, rejects and pulps duplicates show good correlation with the original analytical values and no bias are observed. The variance of the observed values for the duplicates at in line with others similar gold projects.

It is the author’s and SGS Geostat’s opinion that Aurizon is operating according to industry standard QA/QC protocol for the insertion of control samples into the stream of samples for the Project. The data is considered of sufficient quality to be used for mineral resource estimation.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 53

12.3 Specific Gravity

In 2007, the Company conducted specific gravity (“S.G.”) measurements on mineralised drill core samples selected from 6 drill holes from the JA-07 series. The S.G. measurements were completed by Lab Expert laboratory using the water displacement methodology. A total of 131 S.G. measurements returned an average S.G. of 2.66 t/m3. Table 12.5 summarises the statistics of the S.G. readings on the selected mineralised drill core samples.

Table 12.5 – Summary of 2007 S.G. Measurements on Mineralised Core Samples

Preliminary results from recent S.G. measurements conducted by the Company on mineralised drill core samples returned an average S.G. relatively higher than the 2.66 t/m3 average value returned from the 2007 results from Lab Expert. Final results were not available at the time of writing this report.

12.4 Conclusions

SGS Geostat completed a review of the sample preparation and analysis including the QA/QC analytical protocol implemented by Aurizon for the Project. The Author visited the Company core logging facilities on February 5, 2010 to review the Company sample preparation procedures. A statistical analysis of the QA/QC data for the Project did not outline any significant analytical issues.

The author and SGS Geostat are of the opinion that the sample preparation, analysis and QA/QC protocol used by Aurizon for the Joanna project follow generally accepted industry standards and that the Project data is of quality sufficient to be used for mineral resource estimation.

13- DATA VERIFICATION

As part of the data verification program, SGS Geostat completed independent analytical checks of drill core duplicate samples taken from selected Aurizon 2008 and 2009 diamond drill holes. SGS Geostat also conducted verification of the laboratories analytical certificates and validation of the Project database supplies by Aurizon for errors or discrepancies.

During the site visit conducted on February 24 and 25, 2010, a total of 40 mineralised core duplicates were collected from holes JA-08-443, JA-09-495 and JA-09-497 by the author and submitted for Au analysis at SGS Minerals laboratory in Toronto, Ontario, Canada. The duplicate samples were processed using fire assay with ICP-OES finish (SGS code FAI323) and one certified reference material was inserted in the samples series (OREAS 10Pb). Figure 13.1 shows correlation plots for the duplicate data versus the original data. A summary of the statistical analysis conducted on the data is shown in Table 13.1.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 54

A statistical analysis of the original and duplicate analytical values shows a slight positive bias for the original data compare to the duplicate data where 56% of the original values were greater than the duplicate values for Au grade ranging between 0.15 g/t and 1 g/t. A verification of the certified standard result inserted in the samples series returned a value of 6.82 g/t Au which is 4.6% lower compare to the expected value of 7.15 g/t Au. The difference observed for the certified standard is comparable with the 5.6% relative difference calculated for the original samples versus the duplicate samples which could explain in part the slight bias observed between the two data sets.

Figure 13.1 – Correlation Plot for Independent Check Samples

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 55

Table 13.1 - Summary of Analytical Results for Independent Check Samples

The digital drill hole database supplied by Aurizon has been validated for the following field: collar location, azimuth, dip, hole length, survey data and analytical values. The validation did not return any significant issues. As part of the data verification, the analytical data from the database has been validated with values reported in the laboratories analytical certificates. The total of laboratory certificates verified amount to approximately 5% of the overall laboratory certificates available for the Project. No errors or discrepancies were noted during the validation.

The final drill hole database includes the historical underground channels, selected historical surface holes and all the Aurizon holes drilled in the vicinity of the Hosco deposit until hole JA-10-664. The database cut-off date is June 1, 2010. Table 13.2 summarises the data contained in the final drill holes database used for the mineral resource estimate. The author and SGS Geostat are of the opinion that the final drill hole database is adequate to support a mineral resource estimate.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 56

Table 13.2 – Summary of the Final Drill Hole Database

14- ADJACENT PROPERTIES

As illustrated on Figure 4.2, the Joanna property is surrounded by claims owned mostly by Agnico Eagle Mines Ltd., Iamgold-Quebec Management Inc., Alexis-Xstrata , Newbaska Gold and Copper Mines Ltd., Breakwater Resources Ltd., Globex Mining Enterprises Inc., Atlanta Gold Inc. and Alexandria Minerals.

The Rouyn Merger property belongs to Iamgold-Qc. It is located to the west of Joanna and is made up of 49 continuous claims. An inclined shaft at -50°, 251 m vertical depth is on lot 61 of the range VI canton Joannes.  The lands of the regional airport of Rouyn Noranda are south of these lots outside the property.

The Alexis-Noranda belongs to XStrata, it is north of the Alexandria sector and is made up of 18 continuous claims.

The author nor SGS Geostat’s staff have direct or indirect mining interest in the sector.

15- MINERAL PROCESSING AND METALLURGICAL TESTING

As part of the on-going feasibility study of the Joanna project, Aurizon has initiated some metallurgical testing but final results were not available at the time of writing this report. A metallurgical testwork program conducted at SGS Canada Inc. – Lakefield Metallurgy Group (“SGS Lakefield”) under responsibility of BBA is currently underway. Preceding results from the preliminary feasibility study are available in the NI 43-101 Technical Report “Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project” dated December 22, 2009 and available on SEDAR.

The following section presents preliminary results from the 2009-2010 testwork in progress at SGS Lakefield provided by Aurizon from BBA.

The samples used for the 2009-2010 testwork can be regroup into three different sets. The original five (5) composites from the pre-feasibility testwork were once used for optimisation work. An additional set of seven (7) samples were taken for comminution testwork. Finally a large 10 tonne composite was created for the purposes of pilot plant work as well as equipment sizing needs.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 57

15.1 Comminution Testwork

The second set of seven (7) samples were submitted to a battery of tests including the SAG Mill Comminution (SMC), JK Tech Drop Weight, Bond Low-energy impact, Bond Rod mill grindability, Bond Ball mill grindability and Bond Abrasion tests. The results of those tests will be presented in comparison to the SGS Lakefield Grinding Specialists database.

15.2 Metallurgical Testing

Metallurgical tests will evaluate the following process steps in order to provide the necessary information for flowsheet development.

• Gravity recovery of gold

• Flotation of gravity tails

• Pilot plant testwork

• Atmospheric oxidization of flotation concentrate

• Cyanidation of flotation concentrates after atmospheric oxidation

• Environmental testing

• Equipment sizing

15.2.1 Gravity Separation Testwork

Thirty (30) kilogram of each of the 5 original composite were sent to Knelson Research & Technology Center (“Knelson RTC”) for extensive gravity recovery testing (E-GRG) and intensive cyanidation. Knelson RTC will provide their expertise in modeling the gravity recovery based on the grinding circuit designed.

Ten (10) kilogram charges of the 5 original metallurgical composite was sent to Gekko System for a combination of tabling and flash flotation.

15.2.2 Flotation Testing (SGS Lakefield)

Rougher optimisation testing

Following the testwork previously done during the pre-feasibility study and using the 10 t composite that will be sued for the pilot plant test. Using 10 kg charges, the rougher circuit was tested for numerous collectors (PAX, SIPX), frothers (MIBC, DF250), and grind size.

Open circuit cleaning circuit optimisation

Using the results from the rougher optimisation testing, different conditions were tested to optimise the cleaner recovery and selectivity. Among the variable tested, rougher feed grind size, rougher concentrate regrind, the possibility of sending scalping part of the rougher concentrate directly to final concentrate as well as various dosage of the selected reagents.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 58

Locked cycles grind size optimisation

Using the optimal conditions from the previous series of tests, 2 sets of tests on the 5 original composite were realised to tests the impact of using a p80 of 85 microns vs. 135 microns. The results from both tests were recombined to produce 5 locked cycles concentrate for further treatment.

15.2.3 Pilot Plant Testwork (SGS Lakefield)

Nine (9) tonne of materials from the 10 t composite were used in the pilot plant run. A ball mill was used for the primary grind as well a gravity recovery step using two Knelson KC-MD4.5 and a Wilfley table. This material was then thickened to increase percent solid and stockpiled.

To have fresh surfaces for the flotation testwork a secondary grinding step was done using a small Sala mill with 95 kg of grinding media. Banks of D7 and D5 tank cells were used for the rougher, cleaner and scavenger circuits. This take took place over a period of two weeks.

Approximately 300 kg of sample was sent for a pilot plant run to HRL Testing to be treated using the Albion process.

15.2.4 Cyanidation Testwork (HRL Testing)

Oxidation testwork

The 5 concentrate samples representing the original composites produced at SGS Lakefield were sent to HRL Testing for optimisation testing of the Albion process to evaluate, reagents consumption, optimal grind size, and detailed chemistry analysis including XRD analysis of all five concentrates. Leach tests using LeachWell as well as typical bottle rolls with cyanide testwork were realised.

15.2.5 Pilot Plant Testwork (HRL Testing)

Using the results from the previous testing, a continuous pilot plant run of 10 days took place using the Albion process for treatment of the concentrate produced during the SGS Lakefield pilot plant. The pilot plant ran at a capacity of 15-20 kilograms per day. This was done to obtain more accurate estimation of reagents consumption, improved gold recoveries, and produced enough material for leaching testwork, equipment design as well as environmental testwork.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 59

15.2.6 Environmental Testwork

A series of tests was designed to evaluate specifically the flotation tails since these are planned to be accumulated within a separate tailing impoundment facility. Most of the sulphide and arsenic having been removed should make this tailing fairly benign to treat and restore. Another series of tests was designed for the oxidation/leaching tails to take in account the sulphide concentrate nature of the material.

15.2.7 Equipment Sizing

Thickener sizing tests were realised by Outotec. Tests are being done by HRL Testing for material of construction selection. Tests are realised under the supervision of Xstrata Technology for the impeller design.

15.3 Test Results

Some preliminary results have been obtained and are currently being analyzed by BBA under his mandate. The test program is expected to be completed during Q4 2010. A report will be issued with the results in BBA feasibility study expected on 4th quarter of 2010.

16- MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1 Introduction

The current mineral resource estimate is an update from the last estimate completed by SGS Geostat at the end of 2009 with results reported in the technical report “Mineral Resource Estimation – Joanna Gold Deposit” dated November 9, 2009 and available publicly on SEDAR. The Property mineral resource estimate was updated for the Hosco sector only, the mineral resources for the Heva and Alexandria sectors have not been updated in this report. The current NI 43-101 mineral resources for the Heva and Alexandria sectors disclosed in this section have been taken from the November 2009 Ni 43-101 technical report stated above.

The mineral reserves derived from the November 2009 mineral resource estimate were modelled by BBA as part of the Project pre-feasibility study and are stated in the NI 43-101 technical report “Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project” dated December 22, 2010 and also available on SEDAR.

SGS Geostat conducted the current mineral resource estimate for the Hosco sector using historical underground channels and drill holes, selected historical surface drill holes and updated surface drill hole data compiled from the 2007 to 2010 exploration programs conducted by Aurizon. The database used to produce the mineral resource estimate is derived from a total of 658 surface drill holes and 3286 underground drill holes/channels and contains the collar, survey, lithology, and analytical results information. The database cut-off date is June 1, 2010. Please refer to Table 13.2 for a summary of the records contained in the final drill hole database.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 60

The mineral resource estimate is derived from two distinct computerised resource block models, a constrained high grade block model and a residual low grade block model, which extents are both contained within sections 7,050 mE and 9,700 mE of the Project. The construction of the high grade block model begins with the modeling of 3D wireframe envelopes or solids of the mineralisation based on defined mineralised intercepts from channels and drill holes. Once the modeling is complete, the analytical data contained within the wireframe solids is normalised to generate fixed length composites. Composite data capped to a defined Au grade is used to interpolate the grade of blocks regularly spaced on a defined grid that fills the 3D wireframe solids. The interpolated blocks located below the bedrock/overburden interface and outside known barren geological features comprise the high grade mineral resources. For the low grade model, the blocks are interpolated using composite data located outside the 3D wireframe solid defined for the high grade block model. Mineral resources of the low grade block model are defined using the same process as with the high grade model. The final mineral resources comprise both high and low grade block models. The blocks for both models are then classified based on confidence level using proximity to composites, composite grade variance and mineralised solids geometry. The 3D wireframe modeling, block models and mineral resource estimation were conducted by SGS Geostat based on information provided by Aurizon.

16.2 Exploratory Data Analysis

16.2.1 Analytical Data

Most of the drill hole intervals defining the modelled mineralised solids have been sampled continuously. The sampling gaps where no analytical data is reported relates to early exploration holes from the early drilling programs. The sampling gaps in the mineralised intervals were considered having zero grade for the purpose of the block model interpolation process. There are a total of 92,372 assay intervals with an assigned Au value reported in the database used for the current mineral resource estimate. The grade distribution of the Au assay data is lognormal with more than one grade population observed potentially representing the mineralised versus the non-mineralised samples. Table 16.1 summarises the statistics of the Au assays reported in the drill hole database. Figure 16.1 shows the histogram of the Au assay data.

Table 16.1 – Summary Statistics for Au Assay Data from the Hosco Database

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 61

Figure 16.1 – Histogram of the Au Analytical Data from the Hosco Database

Hosco Deposit - Original Assay Au (g/t)
Relative Freq
5.71
5.14
4.57
4.00
3.43
2.85
2.28
1.71
1.14
0.57
0.00
Au
0.001
0.004
0.016
0.063
0.252
1.003
3.998
15.926
63.447
252.764
1006.971

16.2.2 Composite Data

Block model grade interpolation is conducted on composited assay data. A composite length of 2 m has been selected to reflect the 5 m N-S thickness of the block size defined for the resource block model. Compositing is conducted from the start of drill holes or channels. The last composite kept at the end of the mineralised interval has a minimum length of 1 m. Composite grades were capped at 15 g/t which represent a gold loss of 4.8% from 73 composites capped. At total of 16,061 composites were compiled for the high grade block model and 71,679 composites were used for the interpolation of the low grade block model for a total of 87,740 composites. Table 16.2 summarises the statistics of the capped high grade and low grade composite data. Figure 16.2 shows the histogram of the composites for the low grade and high grade composite. Figure 16.3 shows cumulative frequency plots of the high grade composite data with the capping level indicated.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 62

Table 16.2 – Summary Statistics for the Capped Au Composites

Figure 16.2 – Histograms of the High Grade and Low Grade Au Composites

Hosco Deposit - High Grade 2 m Composites Au (g/t)
Relative Freq
8.01
7.21
6.41
5.61
4.81
4.01
3.21
2.40
1.60
0.80
0.00
Au
0.009
0.024
0.064
0.170
0.452
1.203
3.201
8.522
22.683
60.379
160.720

Hosco Deposit - Low Grade 2 m Composites Au (g/t)
Relative Freq
26.33
23.70
21.06
18.43
15.80
13.16
10.53
7.90
5.27
2.63
0.00
Au
0.009
0.023
0.057
0.143
0.359
0.903
2.270
5.706
14.344
36.055
90.630

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 63

Figure 16.3 – Cumulative Frequency Plot of the High Grade Au Composites

Hosco Deposit - High Grade 2 m Composites Au (g/t)
Au
1000
100
15 g/t
1
50
70
80
90
95
98
99
99.8
99.99
Cumulative Freq [%]

16.2.3 Specific Gravity

Section 12.3 summarises the S.G. determination for the Hosco deposit conducted by the Company. The results of the S.G. measurements conducted on representative mineralised intervals returned an average S.G. value of 2.66 t/m3. This value has been used for the calculation of the tonnages from the volumetric estimates of the resource block models.

16.3 Geological Interpretation

SGS Geostat conducted the interpretation and modelling of the 3D wireframe envelopes of the high grade Au mineralisation in collaboration with Aurizon personnel. The modelling was first completed on sections to define mineralised prisms using Au assays and based on observed mineralised zones. A minimum Au grade of 0.5 g/t over a minimum drill hole interval length of 2-3 m was generally used as guideline to define the width of the mineralised prisms. The final 3D wireframe model was constructed on a bench by bench basis by connecting the defined mineralised prisms based on geological interpretation. A bench height of 8 m was used for the wireframe model which corresponds to the thickness of the blocks in the resource block models.

A bedrock-overburden interface 3D surface has been generated by triangulating the lower intercepts of the overburden-coded lithology field of the drill hole database. Finally, 3d wireframe solids of known barren late intrusive units observed crossing the deposit were modelled. Resource blocks located above the bedrock-overburden interface and falling within the wireframe solids defining the late intrusive units were removed from the final mineral resource estimate.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 64

Figures 16.4 and 16.5 show the contour of the final mineralised solids and the mineralised intervals used for the modelling on representative sections and plan levels (late intrusive units shown in orange).

Figure 16.4 – Sections Showing Mineralised Intervals and High Grade Au Solids

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 65

Figure 16.5 –   Level Views Showing Mineralised Intervals and High Grade Au Solids

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 66

16.4 Spatial Analysis

The spatial continuity of the high grade Au composites was assessed by variography. Experimental correlograms, which is the calculated correlation coefficient of grade from composite pairs separated by a given distance for a given direction, has been generated for 2 m composite data and are presented in Figure 16.6. The spatial continuity outlined by the correlograms are characterized by: 1) a moderate relative nugget effect of 30%, 2) maximum ranges along strike and dip of respectively 50 m and 40 m, and 3) an anisotropy with best continuity along dip (short distances) and along strike (long distances).

Figure 16.6 – Correlograms of the 2 m Capped High Grade Au Composite Data

Joanna June 2010 - Hosco sector - Capped 2m composites

γABS,Au
SILL
Distance
1.200
1.080
0.960
0.840
0.720
0.600
0.480
0.360
0.240
0.120
0.000
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
45.0
50.0

Variable : Au Date : 05-08-2010
Variogram : Absolute File : ncmp2c.gad

Direction	average	DH	Strike	dip	NS
Azimuth	45.00	180.00	80.00	350.00	0.00
Dip	-45.00	-45.00	0.00	-50.00	0.00
Tolerance	180.00	10.00	20.00	10.00	20.00
Lag Dist	2.10	2.10	5.00	10.00	2.50

Gamma = N(0.3000) + S(0.4000, 20.0/10.0/3.0, 350.0/-50.0/0.0) + S(0.3000, 50.0/40.0/10.0, 80.0/0.0/-50.0)

16.5 Resource Block Modeling

A block size of 8 m (E-W) by 5 m (N-S) by 8 m (vertical) has been selected for the resource block models based on drill hole spacing, width and geometry of mineralisation, and mining bench height defined in the pre-feasibility study. The high grade resource block model which is constrained by the 3D wireframe solids contains a total of 75,747 blocks located outside the defined intrusive units and below the bedrock-overburden surface. The maximum volume of the high grade block model totals more than 24,239,000 m3. The low grade block model defines the area located outside the high grade 3D wireframe solids, below the bedrock-overburden surface and outside the defined intrusive unit limits. The low grade block model has not been constrained by other 3D wireframe envelopes but is limited to the defined block model maximum extent limits shown in Table 16.3. The coordinates used relate to the old mine grid parameters.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 67

Table 16.3 – Resource Block Models Parameters

16.6 Grade Interpolation Methodology

The grade interpolation for the Project resource block models was completed using ordinary kriging methodology (“OK”). Anisotropic search ellipsoids were selected for the grade interpolation process based on the analysis of the spatial continuity of capped high grade Au composites using variography. Limits are set for the minimum and maximum number of composites to be use for the interpolation and restriction are applied on the number of composites used from each drill hole.

The interpolation process for the high grade block model was conducted using 3 successive passes with relaxed search conditions from one pass to the next until all blocks are interpolated. The orientation of the search ellipsoid, which is identical for each interpolation pass, is N82.5° azimuth, 55° dip and 0° spin. Figure 16.7 shows the different ellipsoids used during the interpolation process.

In the first pass, the search ellipsoid dimension was 50 m (long axis) along strike, 40 m (intermediate axis) along dip and 10 m (short axis) along the direction perpendicular to strike and dip. The shape of the ellipsoid corresponds to the anisotropy of the correlagram. Search conditions required to estimate each blocks were defined by a minimum of 7 composites and a maximum of 30 composites with a maximum of 3 composites selected from each hole or channel. Fifty-nine percent of the blocks were estimated in the first pass.

In the second pass, the search ellipsoid dimension was increased to 100 m by 100 m by 30 m with a reduction of the anisotropy. Minimum number of composites was decreased to 5 while the maximum increased to 40 composites with a maximum of 3 composites selected per hole. The second pass resulted in the interpolation of 34% of the blocks.

The third interpolation pass estimated the remaining of the blocks (7% of total). The ellipsoid dimension for the last pass was increase to 200 m by 200 m by 100 m with search conditions defined as 50 composites maximum, only one composite minimum with a maximum of composites par hole still set to 3.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 68

The interpolation process for the low grade block model was limited to 2 successive passes using the same ellipsoid dimensions and search conditions as defined for the high grade block model. A total of 250,814 blocks were estimated during the first pass and 883,821 blocks during the second pass. The low grade block model resulted in only 496 blocks having Au grade above 0.5 g/t.

A validation of the resource block model results was conducted as part of the verification process. The validation included: 1) a visual comparison of the colour-coded block grades and drill hole composite values, and 2) a comparison of the grade average and Std. Dev. for the composite data versus the block model data. Table 16.4 shows the comparative statistics of the composite data and the block data for the high grade resource model.

Figure 16.8 and 16.9 show the interpolation results on representative sections and plan levels (late intrusive units shown in orange).

Figure 16.7 – Different Search Ellipsoids Used for the Interpolation Process

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 69

Figure 16.8 – Sections Showing Au Block Models Interpolation Results

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 70

Figure 16.9 – Level Views Showing Au Block Models Interpolation Results

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 71

16.7 Mineral Resource Classification

The mineral resources at Hosco are classified into Measured, Indicated and Inferred categories. The factors used to determine the mineral resources classification follow the CIM requirements and guidelines which are primarily grade variability and spatial continuity of mineralisation. The mineral resources were classified in two successive stages: automated classification followed by manual editing of the final classification results.

The first classification stage is conducted by conducting an automated classification process which select around each block a minimum number of composites from a minimum number of holes located within a search ellipsoid of a given size and orientation. For the Measured resource category, the search ellipsoid dimension is 30 m (along strike) by 30 m (dip direction) by 5 m. The search condition for the Measured category are a minimum of 7 composites located in at least 4 different drill holes or channels. For the Indicated category, the ellipsoid dimension is increased to 50 m by 50 m by 10 m with search criteria similar to the Measured category but with composites located in at least 3 holes only. The second classification stage involves the delineation of coherent zones for the Measured and Indicated resource categories based on the results of the automated classification. The objective is to homogenise or “smooth” the results of the automated of the automated process by removing the “Swiss cheese” or “spotted dog” patterns typical of the automated classification results. This stage is conducted by defining 3D envelopes on a bench by bench basis for the Measured and Indicated categories. Figures 16.10 and 16.11 shows the block models final classification on sections and plan level views respectively (Categories: Measured – red, Indicated – blue, and Inferred – grey).

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 72

Figure 16.10 – Sections Showing Final Resource Classification

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 73

Figure 16.11 – Plan Level Views Showing Final Resource Classification

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 74

16.8 Mineral Resource Estimation

The mineral resource estimates for the high grade and the low grade Au blocks model have been compiled together to report the final mineral resources for the Hosco deposit. The mineral resource tonnage has been calculated from the volumetric estimates of the resource block models using an average bulk density of 2.66 t/m3.

The final updated mineral resources for the Hosco deposit at a cut-off grade of 0.5 g/t Au totals 40,550,000 tonnes grading 1.33 g/t Au for 1,732,000 oz Au in the Measured and Indicated resources categories, with an additional 23,170,000 tonnes grading 1.19 g/t Au for 887,000 oz in the Inferred resources category. The final updated mineral resources are tabulated in Table 16.4 for the Measured, Indicated and Inferred resource categories using 0.5 g/t, 1 g/t and 1.5 g/t grade cut-off for Au. The last reported mineral resource estimates dated November 2009 are shown for comparative purpose. Note that the historical production totalling 9,704 oz Au for the Hosco deposit has not been removed from the final updated mineral resources. Table 16.5 outlines the final updated mineral resources breakdown by sector for a cut-off grade of 0.5 g/t Au and Table 16.6 shows the breakdown of the updated mineral resources by mineralised zones.

Table 16.4 – Final Updated Mineral Resources of Hosco Deposit

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 75

Table 16.5 – Final Updated Mineral Resources for Hosco Deposit Breakdown by Sector for Au > 0.5 g/t

Table 16.6 – Final Updated Mineral Resources for Hosco Deposit Breakdown by Zone for Au > 0.5 g/t

Finally, the variations of the updated mineral resources of Hosco deposit with depth using 8 m thick benches corresponding to the height of the individual blocks in the resource models.  Figure 16.12 and Table 16.7 detail the updated mineral resources using 8 m thick benches.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 76

Figure 16.12 – Final Updated Mineral Resources for Hosco Deposit Breakdown by 8 m Benches for Au > 0.5 g/t

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 77

Table 16.7 - Final Updated Mineral Resources for Hosco Deposit Breakdown by 8 m Benches for Au > 0.5 g/t

Bench Centre Relative Elevation	Measured Category			Indicated Category			Inferred Category		
	Tonnage	Au Grade	Au Metal	Tonnage	Au Grade	Au Metal	Tonnage	Au Grade	Au Metal
(m)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)
5006	20,000	1.04	1,000	80,000	1.29	3,000	10,000	1.01	< 1,000
4998	320,000	1.28	13,000	560,000	1.34	24,000	150,000	1.09	5,000
4990	780,000	1.28	32,000	430,000	1.37	19,000	200,000	1.17	7,000
4982	1,010,000	1.33	43,000	450,000	1.29	19,000	160,000	1.06	6,000
4974	1,090,000	1.34	47,000	470,000	1.23	19,000	170,000	1.10	6,000
4966	1,150,000	1.36	50,000	450,000	1.23	18,000	180,000	1.02	6,000
4958	1,140,000	1.39	51,000	480,000	1.21	19,000	260,000	1.02	9,000
4950	1,180,000	1.42	54,000	450,000	1.21	18,000	280,000	1.03	9,000
4942	1,230,000	1.45	57,000	470,000	1.19	18,000	280,000	1.06	10,000
4934	1,140,000	1.46	54,000	540,000	1.23	21,000	310,000	1.09	11,000
4926	1,170,000	1.45	55,000	550,000	1.26	22,000	300,000	1.09	11,000
4918	1,100,000	1.43	51,000	590,000	1.18	22,000	340,000	1.13	13,000
4910	1,100,000	1.40	50,000	590,000	1.11	21,000	340,000	1.20	13,000
4902	1,140,000	1.39	51,000	490,000	1.10	17,000	460,000	1.18	18,000
4894	1,250,000	1.44	58,000	450,000	1.06	15,000	480,000	1.21	19,000
4886	1,270,000	1.44	59,000	350,000	1.08	12,000	520,000	1.23	21,000
4878	1,160,000	1.38	52,000	260,000	1.23	10,000	560,000	1.20	22,000
4870	1,060,000	1.35	46,000	250,000	1.34	11,000	570,000	1.20	22,000
4862	980,000	1.33	42,000	270,000	1.36	12,000	500,000	1.19	19,000
4854	900,000	1.31	38,000	270,000	1.37	12,000	490,000	1.17	18,000
4846	860,000	1.30	36,000	200,000	1.15	8,000	500,000	1.25	20,000
4838	820,000	1.31	35,000	210,000	1.08	7,000	530,000	1.28	22,000
4830	730,000	1.32	31,000	180,000	1.14	7,000	590,000	1.30	25,000
4822	720,000	1.30	30,000	200,000	1.19	8,000	550,000	1.28	23,000
4814	610,000	1.27	25,000	310,000	1.29	13,000	530,000	1.36	23,000
4806	550,000	1.31	23,000	310,000	1.28	13,000	500,000	1.37	22,000
4798	410,000	1.30	17,000	390,000	1.37	17,000	460,000	1.42	21,000
4790	290,000	1.44	13,000	460,000	1.29	19,000	390,000	1.34	17,000
4782	290,000	1.49	14,000	390,000	1.29	16,000	400,000	1.24	16,000
4774	300,000	1.41	14,000	300,000	1.28	12,000	460,000	1.17	17,000
4766	270,000	1.35	12,000	270,000	1.23	11,000	500,000	1.21	19,000
4758	270,000	1.30	11,000	140,000	1.21	6,000	610,000	1.22	24,000
4750	180,000	1.40	8,000	200,000	1.19	8,000	600,000	1.20	23,000
4742	110,000	1.41	5,000	270,000	1.19	10,000	550,000	1.18	21,000
4734	90,000	1.49	4,000	300,000	1.19	11,000	540,000	1.16	20,000
4726	30,000	2.37	2,000	320,000	1.21	12,000	510,000	1.16	19,000
4718	30,000	2.14	2,000	280,000	1.15	10,000	540,000	1.17	20,000
4710	20,000	2.12	1,000	230,000	1.20	9,000	520,000	1.14	19,000
4702	-	-	-	140,000	1.41	6,000	550,000	1.15	20,000
4694	-	-	-	90,000	1.37	4,000	490,000	1.16	18,000
4686	-	-	-	80,000	1.45	4,000	460,000	1.15	17,000
4678	-	-	-	40,000	1.51	2,000	430,000	1.12	15,000
4670	-	-	-	-	-	-	380,000	1.17	14,000
4662	-	-	-	-	-	-	300,000	1.26	12,000
4654	-	-	-	-	-	-	250,000	1.34	11,000
4646	-	-	-	-	-	-	220,000	1.33	9,000
4638	-	-	-	-	-	-	210,000	1.33	9,000
4630	-	-	-	-	-	-	180,000	1.27	7,000
4622	-	-	-	-	-	-	160,000	1.24	6,000
4614	-	-	-	-	-	-	160,000	1.22	6,000
4606	-	-	-	-	-	-	140,000	1.20	5,000
4598	-	-	-	-	-	-	130,000	1.19	5,000
4590	-	-	-	-	-	-	120,000	1.17	5,000
4582	-	-	-	-	-	-	110,000	1.09	4,000
4574	-	-	-	-	-	-	80,000	1.01	3,000
4566	-	-	-	-	-	-	80,000	0.95	2,000
4558	-	-	-	-	-	-	70,000	0.93	2,000
4550	-	-	-	-	-	-	80,000	1.01	3,000
4542	-	-	-	-	-	-	90,000	1.05	3,000

Continues on next page

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 78

Continues from previous page

Bench Centre Relative Elevation	Measured Category			Indicated Category			Inferred Category		
	Tonnage	Au Grade	Au Metal	Tonnage	Au Grade	Au Metal	Tonnage	Au Grade	Au Metal
(m)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)	(t)	(g/t)	(oz)
4534	-	-	-	-	-	-	100,000	1.09	3,000
4526	-	-	-	-	-	-	100,000	1.15	4,000
4518	-	-	-	-	-	-	90,000	1.18	4,000
4510	-	-	-	-	-	-	90,000	1.16	3,000
4502	-	-	-	-	-	-	80,000	1.15	3,000
4494	-	-	-	-	-	-	90,000	1.15	3,000
4486	-	-	-	-	-	-	70,000	1.25	3,000
4478	-	-	-	-	-	-	70,000	1.18	3,000
4470	-	-	-	-	-	-	70,000	1.02	2,000
4462	-	-	-	-	-	-	60,000	0.98	2,000
4454	-	-	-	-	-	-	60,000	1.08	2,000
4446	-	-	-	-	-	-	60,000	1.08	2,000
4438	-	-	-	-	-	-	70,000	1.17	3,000
4430	-	-	-	-	-	-	80,000	1.08	3,000
4422	-	-	-	-	-	-	80,000	1.16	3,000
4414	-	-	-	-	-	-	80,000	1.14	3,000
4406	-	-	-	-	-	-	80,000	1.20	3,000
4398	-	-	-	-	-	-	70,000	1.22	3,000
4390	-	-	-	-	-	-	70,000	1.10	2,000
4382	-	-	-	-	-	-	70,000	1.05	2,000
4374	-	-	-	-	-	-	60,000	1.22	2,000
4366	-	-	-	-	-	-	70,000	1.19	3,000
4358	-	-	-	-	-	-	70,000	1.23	3,000
4350	-	-	-	-	-	-	60,000	1.30	2,000
4342	-	-	-	-	-	-	50,000	1.35	2,000
4334	-	-	-	-	-	-	50,000	1.22	2,000
4326	-	-	-	-	-	-	60,000	1.10	2,000
4318	-	-	-	-	-	-	60,000	1.09	2,000
4310	-	-	-	-	-	-	70,000	1.14	2,000
4302	-	-	-	-	-	-	70,000	1.14	3,000
4294	-	-	-	-	-	-	70,000	1.12	2,000
4286	-	-	-	-	-	-	70,000	1.16	3,000
4278	-	-	-	-	-	-	50,000	1.14	2,000
4270	-	-	-	-	-	-	50,000	1.08	2,000
4262	-	-	-	-	-	-	50,000	0.98	2,000
4254	-	-	-	-	-	-	40,000	0.96	1,000
4246	-	-	-	-	-	-	40,000	0.98	1,000
4238	-	-	-	-	-	-	30,000	0.94	1,000
4230	-	-	-	-	-	-	20,000	1.00	1,000
4222	-	-	-	-	-	-	10,000	0.86	< 1,000
4214	-	-	-	-	-	-	10,000	0.82	< 1,000
4206	-	-	-	-	-	-	10,000	0.86	< 1,000
4198	-	-	-	-	-	-	10,000	0.86	< 1,000
4190	-	-	-	-	-	-	10,000	0.85	< 1,000
4182	-	-	-	-	-	-	< 10,000	0.57	< 1,000
4174	-	-	-	-	-	-	< 10,000	0.59	< 1,000
4166	-	-	-	-	-	-	< 10,000	0.60	< 1,000
4158	-	-	-	-	-	-	< 10,000	0.54	< 1,000
4142	-	-	-	-	-	-	< 10,000	0.54	< 1,000
4134	-	-	-	-	-	-	< 10,000	0.54	< 1,000
4086	-	-	-	-	-	-	10,000	1.18	< 1,000
4078	-	-	-	-	-	-	10,000	1.19	< 1,000
4070	-	-	-	-	-	-	10,000	1.12	< 1,000
4062	-	-	-	-	-	-	10,000	1.11	< 1,000
4054	-	-	-	-	-	-	< 10,000	1.18	< 1,000
4046	-	-	-	-	-	-	< 10,000	1.15	< 1,000
4038	-	-	-	-	-	-	< 10,000	1.13	< 1,000
4030	-	-	-	-	-	-	< 10,000	1.30	< 1,000
Total	**26,780,000**	**1.38**	**1,187,000**	**13,770,000**	**1.23**	**546,000**	**23,170,000**	**1.19**	**887,000**

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 79

16.9 Sensitivity Analysis

Sensitivity analysis of the high grade block model has been conducted using different interpolation methodologies. The interpolation methods used for the analysis are nearest neighbour (“NN”), simple inverse distance (“ID”), and inverse distance to the power square (“ID2”) and to the power cube (“ID3”). The block model, ellipsoid and search conditions parameters are the same as with the OK interpolation methodology. Table 16.8 compare the results of the sensitivity analysis to the OK mineral resource estimate for an Au cut-off grade of 0.5 g/t. The greatest differences in tonnage, Au grade and Au metal come from the NN interpolation method with 20% less tonnes, 21% more Au grade and 4% less Au metal for the Measured and Indicated resources categories compare to OK. Relative differences with ID, ID2 and ID3 are less pronounced with results ranging for 0% to 2% for the Au metal. The results of the sensitivity analysis are typical for the data distribution for the Hosco Deposit where relatively high Au grade analytical data occurs in clusters where underground channel sampling was historically conducted in the old mining levels. OK is known to have de-clustering properties which can lower the effect of the high density channel data observed on the Project.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 80

Table 16.8 – Sensitivity Analysis of High Grade Block Model Using 0.5 g/t Au Cut-off Grade

16.10 Mineral Resource Estimates for Heva and Alexandria Sectors

In addition to the Hosco deposit, the Property hosts the Heva and Alexandria deposits. The mineral resources for the Heva and Alexandria sectors have not been updated as part of this report. The current NI 43-101 mineral resources for the Heva and Alexandria sectors disclosed in this section have been taken from the Ni 43-101 technical report “Mineral Resource Estimation – Joanna Gold Deposit” dated November 9, 2009 completed by SGS Geostat and available publicly on SEDAR. The Qualified Person responsible for the current NI 43-101 mineral resource estimates for the Heva and Alexandria sectors is Mr. Michel Dagbert, Senior Geostatistician for SGS Geostat.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 81

The Heva deposit is located approximately 3 km west of the Hosco deposit a share the same mineralised structural trend. The most recent NI 43-101 compliant mineral resource estimate is shown in Table 16.9.

Table 16.9 – November 2009 NI 43-101 Mineral Resource Estimate for Heva Sector

The western limit of Alexandria deposit is located approximately 1 km east of the Hosco deposit and is hosted on the eastern continuity of the Hosco mineralised structural trend. The mineral resource estimate from the most recent NI 43-101 is stated in Table 16.10.

Table 16.10 – November 2009 NI 43-101 Mineral Resource Estimate for Alexandria Sector

17- OTHER RELEVANT DATA AND INFORMATION

17.1 Block Modeling of Arsenic Analytical Data

A block model for the arsenic analytical data was completed with the objective of estimating the arsenic content of each block of the Hosco deposit block model. The arsenic block model will be used to manage the waste material from the open-pit mining operation planned for the Project as per BBA recommendation from the December 2009 pre-feasibility study.

Arsenic has been analysed by ALS Chemex from drill core samples using aqua regia digestion with AAS finish (analytical methodology included in Appendix B). The As analytical data used in the block model estimation come from a total of 49 Aurizon drill holes regularly drilled on 100 m sections on average. Four of the drill holes are located in the area of the potential satellite pit to the west between sections 7300 mE and 7400 mE and 45 holes are located between sections 7850 mE and 9525 mE. A total of 5286 analytical values were used to generate the composite dataset used for the As grade interpolation. Table 17.1 shows the summary statistics of the As analytical data.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 82

Table 17.1 – Summary Statistics for As Analytical Data

A total of 3664 composites of 2 m in length were generated from the As analytical data using the same procedure as for the Au composites. No capping of the As grade was applied to the composites. Figure 17.1 shows the histogram of the 2 m composite data for As. Correlation analysis between Au and As composite data was completed to investigate the relation between the two datasets. Figure 17.2 shows the correlation chart between As and Au for the 2 m composite data. A correlation coefficient r of 0.5751 (coefficient of determination r2 of 0.3307) was calculated from the linear regression which can be characterised as a weak to moderate correlation. Based on the As-Au relationship, search ellipsoids of similar orientation was used for the As grade interpolation.

Figure 17.1 – Histograms of 2 m As Composites

Hosco Deposit - 2 m Composite Data for As (ppm)

Relative Freq
3.59
3.23
2.87
2.51
2.16
1.80
1.44
1.08
0.72
0.36
0.00
2.420
5.941
14.586
35.810
87.915
215.836
529.889
1300.907
3193.800
7840.959
19250.000

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 83

Figure 17.2 – Correlation Chart between As and Au for 2 m Composite Data

Spatial analysis of the As composite data was assessed by variography. Experimental correlograms calculated from the composite data is shown in Figure 17.3.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 84

Figure 17.3 – Correlograms of the 2 m As Composite Data

Joanna July 2010 - Hosco Sector - 2m Composite (As)

1.075
0.968
0.860
0.753
0.645
0.538
0.430
0.323
0.215
0.108
0.000
0.0
18.0
36.0
54.0
72.0
90.0
108.0
126.0
144.0
162.0
180.0
Distance
878
2841
8008
5771

Variable : As
Variogram : Absolute

Date : 11-08-2010
File : Hosco_As.gsd

Direction	average	DH	strike	dip
Azimuth	: 45.00	180.00	80.00	350.00
Dip	: -45.00	-45.00	0.00	-50.00
Tolerance	: 180.00	20.00	20.00	20.00
Lag Dist	: 2.10	2.10	60.00	60.00

Gamma = N(0.2500) + E(0.7500, 30.0/20.0/6.0, 352.5/-55.0/0.0)

The block model extent and block size are the same as for the Au block model (see Table 16.3 for block model parameters). The grade interpolation of the As block model has been conducted using OK in two successive passes with relaxed search condition from one pass to another. The orientation of the search ellipsoid is the same as for the Au block model interpolation. In the first interpolation pass, the ellipsoid dimension was 150 m (long axis) along strike, 150 m (intermediate axis) along dip and 10 m (short axis) along the direction perpendicular to strike and dip. Search conditions required to estimate each blocks were defined by a minimum of 7 composites and a maximum of 30 composites with a maximum of 3 composites selected from each hole. A total of 4.1% of the blocks were estimated in the first pass interpolation. In the second pass, the search ellipsoid dimension was increased to 300 m by 300 m by 30 m. Minimum number of composites was decreased to 5 while the maximum increased to 50 composites with a maximum of 3 composites selected per hole. The total number of blocks estimated after the second pass interpolation is 668,060 blocks or 9.8% of the block model. The mean values calculated for the interpolated block is 772 ppm As with a Std. Dev. of 914.  As for the Au interpolation process, a visual validation of the resulting block model versus the composites was conducted as part of the verification process. Figure 17.4 show the interpolation results on representative sections with composites (darker intercepts on drill hole traces). Figure 17.5 show the interpolation results on representative plan levels with high grade Au wireframe envelopes (black outlines).

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 85

Figure 17.4 – Sections Showing As Block Model Interpolation Results

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 86

Figure 17.5 – Level Views Showing As Block Model Interpolation Results

17.2 Hosco Gold Deposit Pre-feasibility Study (December 2009)

In late December 2009, Aurizon received the results of the Pre-feasibility Study of Hosco Deposit from BBA Inc. (BBA 2009). The results of the pre-feasibility concluded that the Joanna Hosco Gold Project is technically and financially viable. The pre-feasibility was based on the Measured and Indicated mineral resources estimated by SGS Geostat reported in the November 2009 NI 43-101 technical report (SGS Geostat 2009) and tabulated in Table 17.2. BBA recommended that additional work be undertaken to advance the project to the feasibility stage.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 87

Table 17.2 – November 2009 NI 43-101 Mineral Resources Used for the Pre-feasibility

The in-pit mineral reserves were based on a cut-off grade of 0.5 g/t Au after dilution of 5.1% at a grade of 0.23 g/t Au with mine and mill recoveries of 97% Au and 86.8% Au respectively. Table 17.3 states the in-pit mineral reserves defined in the pre-feasibility study using a grade cut-off of 0.5 g/t Au. The pit design is approximately 1,200 m in length by 540 m wide by 240 m deep.

Table 17.3 – In-pit Mineral Reserves from the Pre-feasibility Study using 0.5 g/t Au cut-off

Material		Material	Grade	Au oz	Au oz
		(tonnes)	(g/t Au)	(in-situ)	(recovered)
Ore	Proven	19,077,717	1.319	808,795	702,034

	Probable	4,570,551	1.271	186,791	162,134

	TOTAL	23,648,268	1.309	995,586	864,168

Waste	Inferred	24,872	1.301	1,040

	Low Grade (0.3g/t<Grade<CoG)	2,400,533	0.347	26,803	23,265

	Waste Rock (Grade<0.3g/t)	78,227,779

	Overburden	9,607,898

	TOTAL	90,261,082

	S/R	3.82

The open-pit mining operation is designed to support an average daily production of 8,500 tonnes on a 7 days per week/365 days per year schedule with initial production beginning from a starter pit to be extended in two additional push backs. Waste rock material (Au grade < 0.3 g/t) would be sub-divided into arsenic-bearing waste pile and barren waste pile. The low grade material (0.3 g/t < Au grade < 0.5 g/t) would be stockpiled near the pit entrance then reclaimed at the end of the life-of-mine. The ore processing plant design is based on the production of a flotation concentrate at the Joanna site which would be sent to the Company Casa Berardi operation for further processing.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 88

Project capital costs, estimated for the mine, processing plants (Joanna and Casa Berardi) and related site infrastructures, total $186.8 million in direct and indirect costs including contingency. Operating costs have been calculated at $1.75/t mined for mining, $7.57/t milled for crushing and processing, $0.95/t milled for concentrate transportation and $0.73/t milled for G&A.

The pre-tax economic evaluation was carried out over a total project life of 9.8 years (including 18 months of construction/pre-production and 9 months of milling the low grade material) using gold price of US$825 per ounce and exchange rate of $1.10 per US$1.00. The optimised case resulted in an Internal Rate of Return (IRR) of 14.37% with a payback period of 3.9 years for a Net Present Value (NPV) at 5% discount rate of $74.0 million.

18- INTERPRETATION AND CONCLUSIONS

SGS Geostat completed an updated mineral resource estimate of the Hosco deposit of the based on additional surface diamond drilling done by the Company since the last mineral resource estimate of November 2009. As part of the independent verification program, the author conducted a review of the exploration methodology used by the Company including sampling methodology, sample preparation and analysis, and QA/QC protocol. Data verification consisting of validation of the digital database used for the Project and collection of independent duplicate samples from recent mineralised core samples drilled by the Company was also completed as part of the verification program.

For the Hosco deposit, the final updated mineral resources using a 0.5 g/t Au cut-off now totals 40,550,000 tonnes grading 1.33 g/t Au for 1,732,000 oz of gold in the Measured and Indicated categories with an additional 23,170,000 tonnes grading 1.19 g/t Au for 887,000 oz gold in the Inferred resource category. The updated mineral resources represent a 35% increase for the Measured and Indicated resource categories and an 11% increase for the Inferred category compare to the November 2009 mineral resources. Table 18.1 details the final updated mineral resources for the Hosco sector using different cut-off grade for gold.

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 89

Table 18.1 – Final Updated Mineral Resources for the Hosco Sector

The new NI 43-101 compliant mineral resources for the Joanna property which include the updated mineral resources estimated for the Hosco sector and the November 2009 NI 43-101 mineral resources for the Heva and Alexandria sectors of the Property is summarised in Table 18.2.

Table 18.2 – Final Updated Mineral Resources for the Joanna Property (0.5 g/t Au cut-off)

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 90

The updated mineral resources has been estimate from two distinct block models, one for the high grade gold mineralisation and one for the low grade mineralisation which is mostly located in the surroundings of the high grade model. The high grade block model has been interpolated from 2 m long composite data constrained within 3D wireframe solids defined from the channels and drill holes mineralised intercepts. The low grade block model was estimated from composite data of similar length located outside the defined high grade wireframe solids. Both block models are defined by block size of 8 m (E-W) by 5 m (N-S) by 8 m (vertical) and cover an area located with sections 7050 mE to 9700 mE of the Project to a maximum depth of more than 980 m below surface. The interpolation of the blocks grade was completed using OK methodology with multiple passes having search ellipsoids increasing in size from one interpolation pass to another. The final updated mineral resources corresponds to the estimated blocks from both block models located below the bedrock-overburden interface and outside known barren late intrusive units observed in the deposit area. The updated mineral resources were finally classified into Measured, Indicated and Inferred using an automated classification process followed by a manual smoothing to produce coherent mineral resource categories. A bulk density of 2.66 t/m3 was used to calculate the final tonnages of the mineral resources based on the volumetric estimates of the block models.

SGS Geostat validated the core sampling and QA/QC procedures used by Aurizon as part of an independent verification program and concluded that the drill core handling, logging and sampling protocols used by the Company including the insertion control samples into the stream of samples for the Project are at conventional industry standard and conform to generally accepted best practices. The author and SGS Geostat are confident that the system is appropriate for the collection of data suitable for the estimation of a NI 43-101 compliant mineral resource estimate.

As part of the verification program, SGS Geostat validated the Project’s digital database and conducted independent sampling of mineralised core duplicates from recent drill holes done by the Company. The author and SGS Geostat are in the opinion that the final database, dated June 1, 2010, is valid and the data is acceptable for estimation of mineral resources.

19- RECOMMENDATIONS

The drilling programs completed by Aurizon since the last reported mineral resource estimate successfully outlined additional resources in the Measured and Indicated categories mostly located below the open pit shell defined in the prefeasibility study but including a new small mineral resources core located near surface between sections 7225 mE and 7425 mE. Based on the updated mineral resources completed on the Project and following discussions with Aurizon personnel, SGS Geostat recommends the future exploration works in the Hosco sector and on the neighbouring areas summarised below:

1) Delineation drilling – East and West extensions of the Hosco deposit:

-

Increase the Inferred resources (50m X 50m drill pattern) from surface to 200 m below surface between sections 7600 mE and 8175 mE for the West Extension and between 9300 mE and 10,200 mE for the East Extension;

-

Build a comprehensive structural model for both extensions in order to analyse and better understand the distribution of the high grade gold mineralisation in those areas;

-

Structural studies and 15,000 m of definition drilling (1.9M$ budget).

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 91

2) Delineation drilling – potential satellite pit at Hosco West:

-

Complete the conversion of Inferred resources into Measured and Indicated resources (25 m X 25 m drilling pattern) to 200 m below surface between sections 7400 mE and 7500 mE;

-

Increase Inferred resources (50m X 50m drill pattern) from surface to a depth of 200 m below surface between sections 7100 mE and 7300 mE and between sections 7500 mE and 7600 mE;

-

Build a comprehensive structural model of the higher grade mineralisation identified south of the Cadillac Fault to help the planning of deeper drilling with the objective of defining potential underground mineral resources below the potential satellite pit;

-

Surface mapping and sampling of previously identified outcrop located within the identified mineralised system;

-

Surface mapping/sampling, structural studies and 8,000 m of drilling

 (965K$ budget).

3) Delineation drilling – Heva sector:

-

Definition of additional Indicated and Inferred mineral resources with the objective to find mineral reserves for the potential mining operation in the area (internal growth of mineral reserve base). Drilling should be focused where historical holes were partially sampled corresponding to the area located within sections 5000 mE to 7000 mE;

-

Complete the conversion of Inferred resources into Indicated resources (25 m X 25 m drill pattern) down to 200 m below surface between sections 5000 mE and 5500 mE;

-

15,000 m of drilling (1.6M$ budget).

4) Exploration drilling – Alexandria and Feifer Northeast sectors:

-

Investigating the continuity at depth of showings discovered at surface in 2009 on Alexandria claim block;

-

Testing the continuity of mineralisation between the main pit and the Alexandria claim block;

-

Increase understanding of structural and mineralisation controls of the general area;

-

Investigate the extension of the newly discovered Feifer Northeast mineralised zone which is located under the planned tailings ponds;

-

Geological and structural studies with 6,000 m of drilling (690K$ budget).

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 92

20- REFERENCES

21.1 History

Boudreault A., 2009: Compilation Propriété Joanna, Secteur La Pause. Services Technominex Inc., 20 p.

Canova E. And Keita M., 2007: Technical Report on the Joannes Property: Mapping, Prospecting and Drill Program at the Joannes Property, Joannes Township, Quebec for Alexandria Minerals Corp., 37 p.

Davis C., 2004: Review and Assessment of the Hosco-Heva Gold Property.

Descarreaux J., 1985: Report on the Hosco Property.

21.2 Geological Settings

Daigneault R., Mueller W.U. and Chown E.H., 2002 : Oblique Archean Subduction: Accretion and Exhumation of an Oceanic Arc during Dextral Transpression, Southern Volcanic Zone, Abitibi Subprovince Canada, Precambrian Research 115, pp. 261-290.

Gouthier J., Ayer J. and Thurston P., 2007: Synthèse Lithologique et Stratigraphique de la Sous-province de l’Abitibi, MS Powerpoint presentation, 35 slides.

Lafrance B., Davis D.W., Gouthier J., Moorhead J., Pilote P, Mercier-Langevin P., Dubé B., Galley A. and Mueller W.U., 2005: Nouvelles Datations Isotopiques dans la Portion Québecoise du Groupe de Black River et des Unités Adjacentes, MRNQ, RP 2005-01, 15p.

Mortensen J.K., 1993: U-Pb Geochronology of the Eastern Abitibi Subprovince, Canadian Journal of Earth Sciences 33, pp. 967-980.

Mueller W.U., Daigneault R., Mortensen J.K. and Chown E.H., 1996: Archean Terrane Docking: Upper Crust Collision Tectonics, Abitibi Greenstone Belt, Quebec, Canada, Tectonophysics 265, pp. 127-150.

21.3 Deposit Types

Consorem, 2010: Geochemical Study of the Mineralised Zones at Hosco, Joanna Property, MS Powerpoint presentation, 19 slides.

Renou, 2009 : Étude Pétrographique – Caratérisation des Lithologies, Altérations et Minéralisation - Propriété Joanna, Mines Aurizon Ltée, 84 p.

21.4 Mineralisation

SGS Lakefield Research Ltd, 2008: A Deportment Study of Gold in Master Comp #1 from the Joanna Project, prepared for Aurizon Mines Ltd, October 14, 2008, 25 p.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 93

21.5 Mineral Resource and Mineral Reserve Estimates

SGS Geostat Ltd, 2009: Technical Report – Mineral Resource Estimation – Joanna Gold Deposit, Aurizon Mines Ltd, November 9, 2009 Update, 112 p.

SGS Geostat Ltd, 2009: Technical Report – Resource Modeling and Estimation Update – Joanna Gold Deposit, Aurizon Mines Ltd, April 7, 2009 Update, 112 p.

Geostat Systems International Inc., 2007: Technical Report – Resource Modeling and Estimation Update – Joanna Gold Deposit, Aurizon Mines Ltd, 108 p.

21.6 Other Relevant Data and Information

BBA, 2009: Technical Report NI 43-101 Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project (Rouyn-Noranda, Quebec) for Aurizon Mines Ltd, 280 p.

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 94

21- SIGNATURE PAGE

Technical Report - Mineral Resource Estimation

Hosco Deposit, Joanna Gold Property, Quebec

(According to National Instrument 43-101 and Form 43-101F1)

Prepared for

Aurizon Mines Ltd

Suite 3120, Park Place, 666 Burrard Street, Vancouver, B.C. V6C 2X8

Phone:  (604) 687-6600

Fax:  (604) 687-3932

____________________________________

Signed in Blainville, Québec, on August 17, 2010

André Laferrière, M.Sc. P.Geo

Senior Geologist – SGS Canada Inc. (Geostat)

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 95

22- CERTIFICATE OF QUALIFICATION

CERTIFICATE OF AUTHOR

André Laferrière M.Sc. P.Geo

To Accompany the Report entitled “NI 43-101 Technical Report - Mineral Resource Estimation Hosco Deposit, Joanna Gold Property, Quebec, Aurizon Mines Ltd” dated August 16, 2010

I, André Laferrière, M.Sc. P.Geo., do hereby certify that:

1)

I am senior geologist with SGS Canada Inc. - Geostat with an office at 10 Blvd Seigneurie East, Suite 203, Blainville, Quebec, Canada, J7C 3V5;

2)

I am a graduate from Université de Montréal in 1995 and 1999;

3)

I am a registered member of the Ordre Géologue du Quebec (#557);

4)

I have worked as a geologist continuously since my graduation from university;

5)

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101;

6)

I am responsible for all sections of this technical report;

7)

I have visited the site on February 24-25, 2010;

8)

I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report;

9)

I have not been involved in any work related to the mineral property prior to my involvement in the work completed as part of this technical report;

10)

Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Aurizon Mines Ltd, or any associated or affiliated entities;

11)

Neither I, nor any affiliated entity of mine, own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Aurizon Mines Ltd, or any associated or affiliated companies;

12)

Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Aurizon Mines Ltd, or any associated or affiliated companies

13)

I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed at Blainville, Quebec this 17th day of August 2010

_______________________________

André Laferrière, M.Sc. P.Geo,

Senior geologist

SGS Canada Inc. - Geostat

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 96

APPENDIX A: LIST OF CLAIMS

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                     Page 97

SNRC	Canton	Rang	Lot	Titre	Date Enregistrement	Date Expiration	Date Renouvellement	Superficie (ha)	Excedents ($)	Droit Requis ($)	Travaux Requis ($)	Renouvellement Execute
32D02	Joannes	0006	0042	CDC 1094818	27/05/2002	26/05/2012	26/03/2012	42.63	13,574.78 $	52.00 $	1,800.00 $	4
32D02	Joannes	0006	0043	CDC 1094819	27/05/2002	26/05/2012	26/03/2012	42.65	17,601.28 $	52.00 $	1,800.00 $	4
32D02	Joannes	0006	0044	CDC 1094820	27/05/2002	26/05/2012	26/03/2012	42.66	0.00 $	52.00 $	1,800.00 $	4
32D02	Joannes	0006	0055	CDC 1121309	08/04/2003	07/04/2011	05/02/2011	42.81	1,055.32 $	52.00 $	1,800.00 $	3
32D02	Joannes	0006	0056	CDC 1121310	08/04/2003	07/04/2011	05/02/2011	42.82	1,645.92 $	52.00 $	1,800.00 $	3
32D02	Joannes	0006	0057	CDC 1121311	08/04/2003	07/04/2011	05/02/2011	42.82	39,168.33 $	52.00 $	1,800.00 $	3
32D02	Joannes	0006	0058	CDC 1121312	08/04/2003	07/04/2011	05/02/2011	42.84	1,645.91 $	52.00 $	1,800.00 $	3
32D02	Joannes	0006	0059	CDC 1121313	08/04/2003	07/04/2011	05/02/2011	42.86	1,645.91 $	52.00 $	1,800.00 $	3
32D02	Joannes	0006	0060	CDC 1121314	08/04/2003	07/04/2011	05/02/2011	42.88	1,055.31 $	52.00 $	1,800.00 $	3
32D02	Joannes	0008	0009	CDC 2037886	07/12/2006	06/12/2010	06/10/2010	42.57	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0010	CDC 2037887	07/12/2006	06/12/2010	06/10/2010	42.56	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0011	CDC 2037888	07/12/2006	06/12/2010	06/10/2010	42.56	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0012	CDC 2037889	07/12/2006	06/12/2010	06/10/2010	42.56	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0013	CDC 2037890	07/12/2006	06/12/2010	06/10/2010	42.55	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0014	CDC 2037891	07/12/2006	06/12/2010	06/10/2010	42.56	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0042	CDC 2130556	17/10/2007	16/10/2011	16/08/2011	42.55	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0044	CDC 2130557	17/10/2007	16/10/2011	16/08/2011	42.52	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0046	CDC 2130558	17/10/2007	16/10/2011	16/08/2011	42.54	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0041	CDC 2130559	17/10/2007	16/10/2011	16/08/2011	42.52	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0043	CDC 2130560	17/10/2007	16/10/2011	16/08/2011	42.52	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0045	CDC 2130561	17/10/2007	16/10/2011	16/08/2011	42.49	0.00 $	52.00 $	1,200.00 $	1
32D02	Joannes	0008	0047	CDC 2208070	26/02/2010	25/02/2012	26/12/2011	42.49	0.00 $	52.00 $	1,200.00 $	0
32D02	Joannes	0007	0044	CDC 50082	14/01/2005	13/01/2011	13/11/2010	42.6	0.00 $	52.00 $	1,200.00 $	2
32D02	Joannes	0007	0045	CDC 50083	14/01/2005	13/01/2011	13/11/2010	42.6	0.00 $	52.00 $	1,200.00 $	2
32D02	Joannes	0007	0046	CDC 50084	14/01/2005	13/01/2011	13/11/2010	42.6	0.00 $	52.00 $	1,200.00 $	2
32D02	Joannes	0006	0038	CL 3181861	16/11/1971	29/10/2010	29/08/2010	20	44,118.96 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0037	CL 3181862	16/11/1971	29/10/2010	29/08/2010	20	44,118.96 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0036	CL 3181863	16/11/1971	29/10/2010	29/08/2010	20	44,118.96 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0039	CL 3206811	16/11/1971	29/10/2010	29/08/2010	20	29,291.47 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0039	CL 3206961	16/11/1971	30/10/2010	30/08/2010	20	42,523.15 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0038	CL 3206962	16/11/1971	30/10/2010	30/08/2010	20	42,523.15 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0037	CL 3206963	16/11/1971	30/10/2010	30/08/2010	20	42,523.15 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0036	CL 3206964	16/11/1971	30/10/2010	30/08/2010	20	35,323.15 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0026	CL 3209271	08/02/1972	22/01/2011	22/11/2010	40	166,603.98 $	52.00 $	2,500.00 $	10

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SNRC	Canton	Rang	Lot	Titre	Date Enregistrement	Date Expiration	Date Renouvellement	Superficie (ha)	Excedents ($)	Droit Requis ($)	Travaux Requis ($)	Renouvellement Execute
32D02	Joannes	0006	0027	CL 3209272	08/02/1972	22/01/2011	22/11/2010	40	166,603.98 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0040	CL 3540201	05/01/1976	28/11/2010	28/09/2010	20	42,678.03 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0041	CL 3540202	05/01/1976	28/11/2010	28/09/2010	20	46,278.03 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0040	CL 3540203	05/01/1976	28/11/2010	28/09/2010	20	46,278.03 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0041	CL 3540204	05/01/1976	28/11/2010	28/09/2010	20	46,278.03 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0028	CL 3705201	01/11/1977	15/10/2011	15/08/2011	20	19,409.47 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0029	CL 3705202	01/11/1977	15/10/2011	15/08/2011	20	19,409.47 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0030	CL 3705203	01/11/1977	15/10/2011	15/08/2011	20	19,409.47 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0031	CL 3705204	01/11/1977	15/10/2011	15/08/2011	20	19,409.47 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0032	CL 3705211	01/11/1977	15/10/2011	15/08/2011	20	19,532.96 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0033	CL 3705212	01/11/1977	15/10/2011	15/08/2011	20	19,532.96 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0034	CL 3705213	01/11/1977	15/10/2011	15/08/2011	20	19,532.96 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0035	CL 3705221	01/11/1977	16/10/2011	16/08/2011	20	19,498.72 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0036	CL 3705222	01/11/1977	16/10/2011	16/08/2011	20	19,498.72 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0037	CL 3705223	01/11/1977	16/10/2011	16/08/2011	20	19,498.72 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0038	CL 3705224	01/11/1977	16/10/2011	16/08/2011	20	19,498.72 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0039	CL 3705231	01/11/1977	16/10/2011	16/08/2011	20	19,095.97 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0040	CL 3705232	01/11/1977	16/10/2011	16/08/2011	20	19,495.97 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0041	CL 3705233	01/11/1977	16/10/2011	16/08/2011	20	19,495.97 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0026	CL 3707441	15/02/1978	27/01/2011	27/11/2010	40	8,139.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0027	CL 3707442	15/02/1978	27/01/2011	27/11/2010	40	8,139.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0030	CL 3707443	15/02/1978	27/01/2011	27/11/2010	40	8,139.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0031	CL 3707444	15/02/1978	27/01/2011	27/11/2010	40	8,839.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0024	CL 3707591	15/02/1978	27/01/2011	27/11/2010	40	6,939.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0025	CL 3707592	15/02/1978	27/01/2011	27/11/2010	40	8,139.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0028	CL 3707593	15/02/1978	27/01/2011	27/11/2010	40	8,139.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0029	CL 3707594	15/02/1978	27/01/2011	27/11/2010	40	8,139.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0006	0032	CL 3707621	15/02/1978	29/01/2011	29/11/2010	20	23,839.82 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0033	CL 3707622	15/02/1978	29/01/2011	29/11/2010	20	23,839.82 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0034	CL 3707623	15/02/1978	29/01/2011	29/11/2010	20	23,839.82 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0035	CL 3707624	15/02/1978	29/01/2011	29/11/2010	20	11,339.82 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0028	CL 3707651	15/02/1978	29/01/2011	29/11/2010	20	68,214.99 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0029	CL 3707652	15/02/1978	29/01/2011	29/11/2010	20	68,214.99 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0030	CL 3707653	15/02/1978	29/01/2011	29/11/2010	20	68,214.99 $	26.00 $	1,000.00 $	10

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SNRC	Canton	Rang	Lot	Titre	Date Enregistrement	Date Expiration	Date Renouvellement	Superficie (ha)	Excedents ($)	Droit Requis ($)	Travaux Requis ($)	Renouvellement Execute
32D02	Joannes	0006	0031	CL 3707654	15/02/1978	29/01/2011	29/11/2010	20	66,608.33 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0020	CL 3708001	15/02/1978	27/01/2011	27/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0021	CL 3708002	15/02/1978	27/01/2011	27/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0022	CL 3708003	15/02/1978	27/01/2011	27/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0023	CL 3708004	15/02/1978	27/01/2011	27/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0032	CL 3708141	15/02/1978	28/01/2011	28/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0033	CL 3708142	15/02/1978	28/01/2011	28/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0034	CL 3708143	15/02/1978	28/01/2011	28/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0035	CL 3708144	15/02/1978	28/01/2011	28/11/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0023	CL 3717651	12/06/1978	13/05/2011	13/03/2011	20	91,230.26 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0022	CL 3717652	12/06/1978	13/05/2011	13/03/2011	20	98,430.26 $	26.00 $	1,000.00 $	10
32D02	Joannes	0006	0021	CL 3717653	12/06/1978	13/05/2011	13/03/2011	20	82,230.26 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0032	CL 3887691	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0033	CL 3887692	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0034	CL 3887693	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0035	CL 3887694	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0036	CL 3887701	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0037	CL 3887702	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0038	CL 3887703	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0039	CL 3887704	17/11/1980	28/10/2010	28/08/2010	20	19,389.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0040	CL 3951391	17/11/1980	29/10/2010	29/08/2010	20	19,039.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0041	CL 3951392	17/11/1980	29/10/2010	29/08/2010	20	19,039.85 $	26.00 $	1,000.00 $	10
32D02	Joannes	0007	0042	CL 3951393	17/11/1980	29/10/2010	29/08/2010	40	10,939.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0007	0043	CL 3951394	17/11/1980	29/10/2010	29/08/2010	40	10,939.85 $	52.00 $	2,500.00 $	10
32D02	Joannes	0006	0052	CL 5109718	25/08/1995	24/08/2011	24/06/2011	40	0.00 $	52.00 $	2,500.00 $	7
32D02	Joannes	0006	0054	CL 5109719	25/08/1995	24/08/2011	24/06/2011	40	0.00 $	52.00 $	2,500.00 $	7
32D02	Joannes	0006	0053	CL 5109720	25/08/1995	24/08/2011	24/06/2011	40	0.00 $	52.00 $	2,500.00 $	7
32D02	Joannes	0006	0045	CL 5110884	18/09/1993	17/09/2011	18/07/2011	40	0.00 $	52.00 $	2,500.00 $	8
32D02	Joannes	0006	0046	CL 5110885	18/09/1993	17/09/2011	18/07/2011	40	0.00 $	52.00 $	2,500.00 $	8
32D02	Joannes	0006	0047	CL 5110886	18/09/1993	17/09/2011	18/07/2011	40	0.00 $	52.00 $	2,500.00 $	8
32D02	Joannes	0006	0048	CL 5111706	18/09/1993	17/09/2011	18/07/2011	40	0.00 $	52.00 $	2,500.00 $	8
32D02	Joannes	0006	0049	CL 5111708	18/09/1993	17/09/2011	18/07/2011	40	0.00 $	52.00 $	2,500.00 $	8
32D02	Joannes	0006	0050	CL 5111709	18/09/1993	17/09/2011	18/07/2011	40	315.39 $	52.00 $	2,500.00 $	8
32D02	Joannes	0006	0051	CL 5111710	20/07/1995	19/07/2011	19/05/2011	40	1,043.60 $	52.00 $	2,500.00 $	7

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 101

SNRC	Canton	Rang	Lot	Titre	Date Enregistrement	Date Expiration	Date Renouvellement	Superficie (ha)	Excedents ($)	Droit Requis ($)	Travaux Requis ($)	Renouvellement Execute
32D02	Joannes	6	25	CL 5215033	06/12/1999	01/07/2012	01/05/2012	42.55	154,928.30 $	52.00 $	1,800.00 $	4
32D02	Joannes	6	24	CL 5215038	06/12/1999	01/07/2012	01/05/2012	42.6	125,661.29 $	52.00 $	1,800.00 $	4
32D02	Joannes	0007	0023	CL 5217916	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0017	CL 5217917	25/06/1999	24/06/2011	24/04/2011	40	0.00 $	52.00 $	1,800.00 $	5
32D02	Joannes	0007	0010	CL 5217918	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0011	CL 5217919	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0018	CL 5219048	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0019	CL 5219049	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0020	CL 5219050	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0021	CL 5219051	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0022	CL 5219052	30/04/1998	29/04/2012	28/02/2012	40	0.00 $	52.00 $	2,500.00 $	6
32D02	Joannes	0007	0016	CL 5226673	25/06/1999	24/06/2011	24/04/2011	40	11,002.08 $	52.00 $	1,800.00 $	5
32D02	Joannes	0007	0015	CL 5226674	21/09/1999	20/09/2011	21/07/2011	40	0.00 $	52.00 $	1,800.00 $	5
32D02	Joannes	0007	0014	CL 5226675	21/09/1999	20/09/2011	21/07/2011	40	0.00 $	52.00 $	1,800.00 $	5
32D02	Joannes	0007	0013	CL 5226676	21/09/1999	20/09/2011	21/07/2011	40	0.00 $	52.00 $	1,800.00 $	5
32D02	Joannes	0007	0012	CL 5226677	21/09/1999	20/09/2011	21/07/2011	40	97.71 $	52.00 $	1,800.00 $	5
32D02	Bousquet	0029	0013	CL 5271785	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0014	CL 5271786	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0015	CL 5271787	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0014	CL 5271788	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0015	CL 5271789	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0016	CL 5271790	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0028	0015	CL 5271791	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0006	CL 5275542	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0005	CL 5275543	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0004	CL 5275544	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0004	CL 5275545	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0003	CL 5275546	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0003	CL 5275547	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0002	CL 5275548	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0002	CL 5275549	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0029	0001	CL 5275550	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0028	0014	CL 5276061	04/03/2009	03/03/2011	01/01/2011	11.2	0.00 $	26.00 $	500.00 $	0
32D02	Bousquet	0030	0007	CL 5276062	04/03/2009	03/03/2011	01/01/2011	16	0.00 $	26.00 $	500.00 $	0

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 102

SGS Canada Inc. - Geostat

Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 103

APPENDIX B: ALS CHEMEX ANALYTICAL PROTOCOLS

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 104

Fire Assay Procedure – Au-AA23 & Au-AA24

Fire Assay Fusion, AAS Finish

Sample Decomposition:

Fire Assay Fusion (FA-FUS01 & FA-FUS02)

Analytical Method:

Atomic Absorption Spectroscopy (AAS)

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA23	Gold	Au	ppm	30	0.005	10.0	Au-GRA21
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 105

Fire Assay Procedure – Ag-GRA21, Ag-GRA22, Au-GRA21 and Au-GRA22

Precious Metals Gravimetric Analysis Methods

Sample Decomposition:

Fire Assay Fusion (FA-FUSAG1, FA-FUSAG2, FA-FUSGV1 and FA-FUSGV2)

Analytical Method:

Gravimetric

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

Method Code	Element	Symbol	Units	Sample Weight (g)	Detection Limit	Upper Limit
Ag-GRA21	Silver	Ag	ppm	30	5	10,000
Ag-GRA22	Silver	Ag	ppm	50	5	10,000
Au-GRA21	Gold	Au	ppm	30	0.05	1000
Au-GRA22	Gold	Au	ppm	50	0.05	1000

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 106

Geochemical Procedure – ME-AA45

Atomic Absorption Spectroscopy – Aqua Regia Digestion

Sample Decomposition:

HNO3 – HCl Aqua Regia Digestion (GEO-AR01)

Analytical Method:

Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.50 g) is digested with aqua regia for 45 minutes in a graphite heating block.  After cooling, the resulting solution is diluted to 12.5 mL with demineralized water, mixed and analysed by atomic absorption spectrometry.

Note: Although some base metals may dissolve quantitatively in the majority of geological matrices, data reported from an aqua regia digestion should be considered as representing only the leachable portion of a particular analyte. The recovery percentage of many analytes from more resistive minerals can be very low, but the acid leachable portion can be an excellent exploration too.

Element	Symbol	Units	Lower Limit	Upper Limit	Default Overlimit Method
Silver	Ag	ppm	0.2	100	Ag-AA46
Arsenic	As	ppm	5	10000	As-AA46
Cobalt	Co	ppm	1	10000	Co-AA62
Copper	Cu	ppm	1	10000	Cu-AA46
Molybdenum	Mo	ppm	1	10000	Mo-AA46
Nickel	Ni	ppm	1	10000	Ni-AA62
Lead	Pb	ppm	1	10000	Pb-AA46
Zinc	Zn	ppm	1	10000	Zn-AA46

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Ni 43-101 Technical Report – Mineral Resource Estimate – Joanna Gold Property                                                                                                                                                                                                                                                                                                                   Page 107

Assay Procedure – ME-AA46

Evaluation of Ores and High Grade Materials by Aqua Regia Digestion – AAS

Sample Decomposition:

Aqua Regia Digestion (ASY-AR01)

Analytical Method:

Atomic Absorption Spectroscopy (AAS)

A prepared sample (0.4) g is digested with concentrated nitric acid for one half hour. After cooling, hydrochloric acid is added to produce aqua regia and the mixture is then digested for an additional hour and a half. An ionization suppressant is added if molybdenum is to be measured. The resulting solution is diluted to volume (100 or 250) mL with demineralized water, mixed and then analyzed by atomic absorption spectrometry against matrix-matched standards.

Element	Symbol	Units	Lower Limit	Upper Limit	Default Over Limit Method
Silver	Ag	ppm	1	1500	Ag-GRA21
Arsenic	As	%	0.01	30
Bismuth	Bi	%	0.001	30
Cadmium	Cd	%	0.0001	10
Cobalt	Co	%	0.001	50
Copper	Cu	%	0.001	50
Iron	Fe	%	0.01	100
Manganese*	Mn	%	0.01	50
Molybdenum	Mo	%	0.001	10
Nickel	Ni	%	0.001	50
Lead	Pb	%	0.001	30
Antimony	Sb	%	0.01	20
Zinc	Zn	%	0.001	60

* Element generally reported as oxide.

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